UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is National Holdings Corporation, a Delaware corporation (“National” or the “Company”). The address of National’s principal executive office is 200 Vesey Street, 25th Floor, New York, New York 10281. The telephone number of National’s principal executive office is (212) 417-8000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is National’s common stock, par value $0.02 per share (“Common Stock”). As of the close of business on January 26, 2021, there were 13,765,304 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of National, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address.”

Business and Background of National’s Directors and Executive Officers

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. All of the directors and executive officers of the Company are citizens of the United States of America and each of their business address is 200 Vesey Street 25th Floor, New York, NY 10281.

Tender Offer.

This Schedule 14D-9 relates to a tender offer by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“Parent” or “BRF”), to purchase any and all shares of Common Stock that are issued and outstanding and that are not owned by Parent or its subsidiaries (the “Shares”), for $3.25 per Share (the “Offer Price”) to the holder of such Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 27, 2021 and the transaction that would result upon the consummation of the Offer is further described on a Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) jointly filed by Parent, Purchaser and National with the SEC on January 27, 2021. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of January 10, 2021, among National, Purchaser and Parent. Pursuant to the Merger Agreement, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into National (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with National continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of National. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates collectively own at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger (the “Closing”) as soon as practicable without a vote of the stockholders of National in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares owned by National (or held in the treasury of National) or any direct or indirect wholly owned subsidiary of National immediately prior to the Effective Time which will be canceled and cease to exist and no consideration will be delivered in exchange therefor, (ii) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time which will be canceled and cease to exist and no consideration will be delivered in exchange therefor, and (iii) any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon. In addition, at the Effective Time, without action by the holders thereof, (i) each outstanding time-based restricted stock unit, whether vested or unvested, with respect to shares of Common Stock (each, a “National RSU”) and each outstanding performance-based restricted stock unit, whether vested or unvested, with respect to shares of Common Stock (each, a “National PSU”) shall be converted into the right to receive an amount of cash equal to the full number of shares of Common Stock underlying such National RSUs or National PSUs multiplied by the Offer Price, and (ii) each outstanding stock option, whether vested or unvested, with respect to shares of Common Stock (each, a “National Option”) shall be converted into the right to receive an amount of cash equal to the number of shares of Common Stock underlying such National Options multiplied by the excess, if any, of the Offer Price over the National Option’s exercise price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that the number of Shares validly tendered and not validly withdrawn represent at least a majority of the Shares outstanding at the Offer Expiration Time (as defined below) that are not Shares held by Parent, any subsidiary, director or executive officer of Parent, or the current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of National (the “Minimum Tender Condition”), (ii) that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”), (iii) the absence of any order of a governmental authority having jurisdiction over any party, applicable law or other legal restraint, injunction or prohibition which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or, unless caused by a material breach by Parent or Purchaser of any of its covenants or obligations set forth in the Merger Agreement, that requires any sale, divestiture, license or other disposition by Parent or Purchaser of any assets, properties or businesses (the “Restraint Condition”), (iv) the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect (as defined in the Merger Agreement), (v) material compliance by National with its covenants under the Merger Agreement, (vi) the accuracy of representations and warranties made by National in the Merger Agreement (generally subject to a Company Material Adverse Effect standard), (vii) that the Termination Agreement (as defined below) is in full force and effect and that National has not taken any steps to terminate the Termination Agreement, (viii) that, if required, the approval of the Financial Industry Regulatory Authority (“FINRA”) shall have been obtained and (ix) other customary conditions (items (i) through (ix) collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

Purchaser has reserved the right in its sole discretion to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price) prior to the expiration of the Offer, in each case only to the extent not inconsistent with the Merger Agreement, except that Purchaser shall not, without the prior written consent of National, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) directly or indirectly amend, modify, supplement or waive the Minimum Tender Condition, the Termination Condition or the Restraint Condition, (iv) add any conditions or requirements to the Offer in addition to the Offer Conditions or add to or directly or indirectly amend, modify or supplement any Offer Condition, (v) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner adverse to any holder of Shares (other than Parent and its subsidiaries) in its capacity as such or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or impair the ability of Parent or Purchaser to consummate the Offer or (vi) extend or otherwise change the Offer Expiration Time (as defined below), except as expressly required or permitted by the Merger Agreement. If an Offer Condition is waived by Purchaser, National will promptly disclose such waiver. Depending on the circumstances, Purchaser may be obligated to extend the Offer as a result of such waiver.

The Offer will initially expire at one minute following 11:59 P.M. (12:00 midnight), New York City time, on the twentieth (20th) business day following (and including the date of) the commencement of the Offer (the “Initial Offer Expiration Time”). Subject to the respective rights of National, Parent and Purchaser to terminate the Merger Agreement in accordance with its terms, Purchaser (i) is required to extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq or as may be necessary to resolve any comments of the SEC, the staff thereof or Nasdaq applicable to the Offer, the Schedule 14D-9, the Schedule 13E-3 or the Offer Documents (as such term is defined in the Merger Agreement), (ii) is required to extend the Offer for periods of up to ten (10) business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any foreign or domestic competition-related law shall have been expired or terminated, (iii), if, as of the scheduled expiration date the Minimum Tender Condition is not satisfied, at the request of National, is required to extend the Offer on one or more occasions for a period of up to ten (10) business days per extension, and (iv) may, in its sole discretion, if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, extend the Offer for additional periods of up to ten (10) business days per extension to permit such Offer Condition to be satisfied, or if the scheduled offer expiration time is ten (10) or less business days before May 11, 2021 (the “End Date”), extend the Offer until 11:59 p.m. New York City time on the day before the End Date to permit such Offer Condition to be satisfied; provided, however, that in no event may Purchaser (a) extend the Offer beyond the earlier of the End Date or the valid termination of the Merger Agreement, in each case, without the prior written consent of National, or (b) be required to extend the Offer beyond the then-existing expiration date for more than three (3) consecutive additional periods not to exceed the aggregate of thirty (30) business days if, as of the applicable expiration date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Tender Condition and conditions which by their nature are to be satisfied at the expiration of the offer. The expiration date and time for the Offer, as the same may be extended from time to time is referred to herein as the “Offer Expiration Time.”

The sole purpose of the Purchaser is to effect the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025. The telephone number of each of Parent and Purchaser is (310) 890-0110.

National has filed this Schedule 14D-9, Parent and Purchaser have filed the Schedule TO, and National, Parent and Purchaser have jointly filed the Schedule 13E-3, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov or through the investor relations section of National’s website at www.yournational.com/investor-relations.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of National, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between National or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of National (the “National Board”) and the Special Committee (as defined below) were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates.

Standstill Agreement

On November 14, 2018, Parent and FBIO Acquisition, Inc. (“FBIO Acquisition”), a subsidiary of Fortress Biotech, Inc. (“Fortress”), entered into a stock purchase agreement (the “FBIO SPA”) whereby FBIO Acquisition agreed to sell FBIO Acquisition’s majority stake in National to a wholly-owned subsidiary of Parent (the “FBIO Sale”). Under the terms of the agreement, Parent agreed to purchase 7,037,482 shares of Common Stock from FBIO Acquisition, representing approximately 56.1% of National’s outstanding common stock and Fortress’s entire economic interest in National. An aggregate of 3,010,054 shares were purchased immediately at $3.25 per share. After approval from FINRA was received on February 4, 2019, Parent purchased an additional 3,149,496 shares of Common Stock on February 11, 2019 and assigned its right to purchase the remaining 877,932 shares to a third party.

The foregoing summary and description of the material terms of the FBIO Acquisition and the FBIO SPA do not purport to be complete and are qualified in their entirety by reference to the full text of the FBIO SPA, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

In connection with the FBIO Sale, National entered into an agreement with Parent (the “Standstill Agreement”), pursuant to which Parent agreed to certain customary standstill provisions, effective as of the date of the Standstill Agreement through December 31, 2021 (the “Standstill Period”), prohibiting Parent and any of its affiliates or associates, directly or indirectly, from, among other things: (i) acquiring, agreeing to acquire or otherwise seeking to acquire any beneficial interest in National’s share capital or any of its material assets other than (x) the FBIO Sale and (y) pursuant to Parent’s pro rata participation rights described in the Standstill Agreement; (ii) making a take-over bid, tender offer or exchange offer for all or any part of National’s share capital; (iii) announcing, or taking any action which would require the announcement of, any proposals by Parent for any business combination or any other similar transaction involving the securities of National or its material assets or businesses; (iv) soliciting proxies with respect to any securities of National or otherwise influencing any shareholders of National for any action or transaction; (v) requesting that the National Board expand or reduce the number of directors or the number of National Board designees nominated by otherwise designated by Parent; (vi) taking any other action that would constitute a “business combination” for purposes of Section 203 of the DGCL (including any successor statute thereto) (“Section 203”) (other than any transactions covered by Section 203(c)(3)(v) of the DGCL that are in the ordinary course of National’s business operations); (vii) making any public announcement with respect to any of the foregoing, except as, and solely to the extent, legally required or compelled (and provided that the reason for any such required announcement is not the result of any action taken by Parent) or (viii) contesting the validity of the standstill terms of the Standstill Agreement or initiate or participate in any judicial proceeding to amend, waive, terminate or seek a release of the restrictions of such standstill terms.

Pursuant to the Standstill Agreement, National granted to Parent the right to appoint two Parent representatives to attend meetings of the National Board and any committee thereof in a non-voting observer capacity (the “Board Observer Rights”). If Parent’s beneficial ownership of Common Stock is reduced to below 24%, Parent’s rights to designate board observers will be reduced to one board observer, and if Parent’s beneficial ownership of Common Stock is reduced to below 5%, Parent’s rights to designate board observers will cease.

The Standstill Agreement further permits Parent to participate pro rata in any bona fide common stock equity offering by National (including the offering of any securities convertible into common stock) if the offering price of National’s common stock in such offering is equal to or less than $3.25 per share, as adjusted for stock splits, stock dividends, stock combinations and similar events, subject to certain exceptions. This participation right will end upon the earlier of (x) the end of the Standstill Period and (y) a change in control of National (as defined in the Standstill Agreement). The Standstill Agreement also contains non-solicitation terms that prohibit either National or Parent, or any of their respective affiliates, associates and related parties, from hiring any executive officer or member of senior management of the other party during the Standstill Period, subject to certain exceptions.

In connection with the execution of the Standstill Agreement, the National Board waived the applicability of Section 203 to Purchaser in connection with the FBIO Sale.

The foregoing summary and description of the material terms of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Merger Agreement

On January 10, 2021, National, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 19 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among National, Parent and Purchaser in relation to the Offer. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide National’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by National to Parent and Purchaser and representations and warranties made by Parent and Purchaser to National, each as of the dates specified in the Merger Agreement. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about National, Parent or Purchaser in National’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by National to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among National, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about National, Parent or Purchaser. National’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, except with respect to the right of Indemnified Parties (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement, and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of National, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in National’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Termination Agreement

Concurrently with the execution and delivery of the Merger Agreement, Parent and National entered into a separate agreement terminating the Standstill Agreement effective as of the Closing (the “Termination Agreement”). Pursuant to the Termination Agreement, National waived the obligations of Parent as of the date thereof pursuant to the Standstill Agreement for the sole and limited purpose of allowing National and Parent to enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger.

The foregoing summary and description of the material terms of the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Other Transactions

Parent and its subsidiaries and National and its subsidiaries are parties to various agreements in the ordinary course of business, including the distribution of securities underwritten by Parent through National’s retail network.

Arrangements Between National and its Executive Officers, Directors and Affiliates

Certain of National’s executive officers and directors have financial interests in the Offer that are different from, or in addition to, the interests of holders of Shares generally. The National Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement, as more fully discussed below in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the National Board.”

National’s current executive officers are as follows:

Name	Position
Michael A. Mullen	Chief Executive Officer
Glenn C. Worman	President and Chief Financial Officer
John C. DeSena	Chief Operating Officer and Corporate Secretary
Henry E. Kaplan	Executive Vice President, Head of Products and Services
William Groeneveld	Executive Vice President, Chief Risk Officer
Jonathan C. Rich	Executive Vice President, Head of Investment Banking
David C. Levine	Executive Vice President, Chief Sales and Relationship Manager
Thomas Kowalczyk	Executive Vice President, Head of Platform
Debbie Walsh	Executive Vice President, Head of Human Resources
Michael E. Singer	Executive Vice Chairman and Chief Strategy Officer

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If National’s executive officers and directors who own Shares tender their Shares pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of National. If such executive officers and directors do not tender their Shares pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive, in the Merger, the same consideration on the same terms and conditions as the other stockholders of National. As of January 26, 2021, the executive officers and directors of National beneficially owned, in the aggregate, 1,269,475 Shares (excluding Shares underlying National Options, National RSUs and National PSUs).

The following table sets forth the number of Shares (excluding Shares underlying National Options, National RSUs and National PSUs) beneficially owned as of January 26, 2021 by each of National’s executive officers and directors and his or her affiliates and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive $3.25 per share in cash.

Name	Number of Shares	Percentage Ownership	Cash Consideration Payable in Respect of Shares
Executive Officers
Michael A. Mullen	363,080	2.64%	$1,180,010.00
Glenn C. Worman	118,502	0.86%	$385,131.50
John C. DeSena	62,151	0.45%	$201,990.75
Henry E. Kaplan	16,432	0.12%	$53,404.00
William Groeneveld	34,753	0.25%	$112,947.25
Jonathan C. Rich	86,964	0.63%	$282,633.00
David C. Levine	20,283	0.15%	$65,919.75
Thomas Kowalczyk	21,353	0.16%	$69,397.25
Debbie Walsh	10,065	0.07%	$32,711.25
Michael E. Singer	33,397	0.24%	$108,540.25
Non-Employee Directors
Robert B. Fagenson	407,010	2.96%	$1,322,782.50
Barbara Creagh	16,667	0.12%	$54,167.75
Jeff Gary	16,667	0.12%	$54,167.75
Daniel Hume	62,151	0.45%	$201,990.75
All of our current executive officers and non-employee directors as a group (14 persons)	1,269,475	9.22%	$4,125,793.75

Treatment of Equity Awards in the Transactions

Pursuant to the Merger Agreement and the existing terms of the respective awards, at the Effective Time, (i) each National RSU and each National PSU shall be converted into the right to receive an amount of cash equal to the full number of shares of Common Stock underlying such National RSUs or National PSUs multiplied by the Offer Price, and (ii) each National Option shall be converted into the right to receive an amount of cash equal to the number of shares of Common Stock underlying such National Options multiplied by the excess, if any, of the Offer Price over the National Option’s exercise price.

The following table sets forth (i) the estimated cash amounts that National’s executive officers and non-employee directors are eligible to receive in connection with the Merger in respect of their respective outstanding National Options, National RSUs and National PSUs, as applicable, and (ii) the number of Shares underlying such awards, in each case as of January 26, 2021.

Name	Number of Options Outstanding as of the Closing	Number of RSUs Outstanding as of the Closing	Number of PSUs Outstanding as of the Closing	Cash Consideration Payable in Respect of Options, RSUs and PSUs
Executive Officers
Michael A. Mullen	-	226,437.00	812,521.00	$3,376,613.50
Glenn C. Worman	180,000.00	112,905.00	418,346.00	$1,726,565.75
John C. DeSena	-	71,172.00	261,293.00	$1,080,511.25
Henry E. Kaplan	-	14,263.00	42,692.00	$185,103.75
William Groeneveld	-	25,012.00	103,239.00	$416,815.75
Jonathan C. Rich	-	59,978.00	188,288.00	$806,864.50
David C. Levine	-	12,500.00	87,667.00	$325,542.75
Thomas Kowalczyk	-	24,013.00	69,692.00	$304,541.25
Debbie Walsh	-	8,434.00	30,566.00	$126,750.00
Michael E. Singer	-	3,602.00	-	$11,706.50
Non-Employee Directors
Robert B. Fagenson	-	46,602.00	-	$151,456.50
Barbara Creagh	-	66,013.00	-	$214,542.25
Jeff Gary	-	66,013.00	-	$214,542.25
Daniel Hume	-	46,602.00	-	$151,456.50

Pursuant to the Merger Agreement and the existing terms of the respective awards, National RSUs held by non-employee directors will vest in full effective as of, and contingent upon, the closing of the Merger. Provided the Merger closes, the non-employee directors will receive the cash indicated in the table above.

Executive Employment Agreements

On January 10, 2021, National entered into amended and restated employment agreements with each of its named executive officers, effective as of, and contingent upon, the Closing. If the amended and restated agreements become effective, the terms for the named executive officers will be as follows:

Under the terms of the amended and restated employment agreement with Michael Mullen, National’s chief executive officer (the “Mullen Agreement”), Mr. Mullen’s annual base salary would increase prospectively from $360,000 to $450,000. The Mullen Agreement leaves in place his independent contractor agreements with National Securities Corporation, a subsidiary of National.

Under the terms of the amended and restated employment agreement with Glenn Worman, National’s president and chief financial officer (the “Worman Agreement”), Mr. Worman’s annual base salary would increase prospectively from $300,000 to $375,000.

Under the terms of the amended and restated employment agreement with John DeSena, National’s chief operating office and corporate secretary (the “DeSena Agreement” and together with the Mullen Agreement and the Worman Agreement, the “New Employment Agreements”), Mr. DeSena’s annual base salary would increase prospectively from $250,000 to $325,000.

Under their respective New Employment Agreements, each of Mr. Mullen, Mr. Worman, and Mr. DeSena would be eligible to earn an annual cash bonus, with a target equal to 100% of base salary and a maximum payout of 200% of base salary, based on individual and/or Company performance and determined in the same manner used for executives of Parent. They would be eligible for equity-based awards under Parent’s long-term incentive plans on terms and conditions comparable to the terms and conditions provided to senior executives of Parent. For fiscal year 2021, they would also participate with other senior executives and key leaders at National in a bonus pool based on free cash flow generated with respect to National’s operations, with allocations to the participants determined by Mr. Mullen, subject to the review and approval of the National Board.

Under each of the respective New Employment Agreements, if an executive’s employment ends for any reason, National must pay to him his base salary through the date of his termination, a prorated target bonus with respect to the year employment ends (or, if no target has been set, the target bonus for the prior year, with this prorated target bonus not payable on terminations for Cause (as defined in the New Employment Agreements) or resignations without Good Reason (as defined in the New Employment Agreements) after December 31, 2021), as well as vacation cashouts and reasonable expense reimbursement.

Upon a termination of employment without Cause, due to a resignation for Good Reason, as a result of Disability (as each of those terms is defined in the New Employment Agreements) or death, each of Messrs. Mullen, Worman or DeSena (or his estate as applicable) will also, contingent upon the execution and delivery of a release of claims, receive a lump sum severance payment equal to the sum of his base salary and the target bonus for the current year (or prior year if no target has been set) (with the payment to Mr. Worman being twice the sum of base salary and the target bonus component if the termination or resignation occurs within a year after the Closing) and, if not already payable, a prorated target bonus with respect to the year employment ends (or, if no target has been set, the target bonus for the prior year). Messrs. Mullen, Worman, or DeSena, as applicable, will also be eligible for National to reimburse him for COBRA continuation coverage premiums he incurs for 12 months (or if earlier, until he becomes eligible to receive substantially similar coverage) based on the level of premiums paid for active employees.

The foregoing summary and description of the material terms of the New Employment Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the New Employment Agreements, which are filed as Exhibits (e)(8) through (e)(10) hereto and are incorporated herein by reference.

Jonathan C. Rich, Executive Vice President, Head of Investment Banking, entered into an employment agreement with National’s subsidiary National Securities Corporation (“NSC”) as of December 31, 2018 (the “Rich Agreement”). Under the Rich Agreement, if not amended or replaced, he has a base salary of $225,000, a target bonus at a level communicated by National’s Chief Executive Officer, and incentive compensation determined with respect to (i) transactions deemed to be retail oriented and primarily placed with retail sources and (ii) advisory and transactions deemed to be institutionally oriented and placed primarily with institutional sources (the “Grid Compensation”).

Under the Rich Agreement, if Mr. Rich’s employment ends for any reason, NSC or another entity designated by National must pay to him his base salary through the date of his termination, any GRID Compensation earned but then unpaid, any benefits to which he is entitled under any NSC or National plan, any accrued but unpaid bonuses, and reasonable expense reimbursement.

Upon a termination of employment without Cause or due to a resignation for Good Reason (as each of those terms is defined in the Rich Agreement), Mr. Rich will also, contingent upon the execution and delivery of a release of claims, receive (x) a lump sum severance payment equal to the larger of $1 million or the sum of (i) 1.5 times (I) his base salary and (II) the target bonus for the current fiscal year and (ii) the GRID Compensation paid during the 12 months preceding the date of termination or resignation and (y) a prorated bonus based on actual performance with respect to the fiscal year employment ends (such bonus to be paid when other executives are paid). Mr. Rich will also be eligible for NSC or such other entity as National designates to pay for COBRA continuation coverage premiums for up to 12 months. He would also receive vesting of restricted stock awards, restricted stock units, and stock options (with the last having the term for exercise extended by up to 12 months).

The foregoing summary and description of the material terms of the Rich Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rich Agreement, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

Future Arrangements

As of the date of this filing, Parent and Purchaser have not indicated whether they intend to enter into compensatory arrangements not described in the preceding section or seek to negotiate revisions to any such arrangements.

Section 16 Matters

National and the National Board have taken appropriate action to approve, for the purposes of Section 16(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), the disposition and cancellation (or deemed disposition and cancellation) of Shares, National RSUs, National PSUs and National Options in connection with the Offer and Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the compensation committee of National’s Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of National to be approved by the compensation committee of National’s Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Employee Matters

From and after the Closing until the twelve-month anniversary thereof (or, if earlier, termination of employment), Parent will, and will cause the Surviving Corporation to, provide each employee of National and its subsidiaries as of the Closing who continues to remain employed immediately following the Closing (“Continuing Employees”) (i) with base salary or base wage, and target short-term cash bonus opportunities (excluding temporary reductions relating to the COVID-19 pandemic and including within short-term opportunities commissions and annual bonus) that are no less favorable in the aggregate than those provided by National and its subsidiaries to each such Continuing Employee prior to the Closing and (ii) pension and welfare benefits that are substantially comparable in the aggregate to the pension and welfare benefits that are generally made available to similarly situated employees of Parent and its subsidiaries.

Parent will use commercially reasonable efforts to cause service rendered by Continuing Employees prior to the Closing to be taken into account for all purposes including participation, coverage, vesting and level of benefits under all employee benefit plans, programs, policies and arrangements (but excluding benefit accrual under any defined benefit plan, equity-based benefits and non-qualified deferred compensation benefits) of Parent and its affiliates (including the Surviving Corporation) applicable to such Continuing Employees from and after the Closing, to the same extent as such service was taken into account under corresponding plans of National and its subsidiaries for such purposes (but without duplication of benefits). Without limiting the foregoing, Parent will use commercially reasonable efforts to provide that Continuing Employees will not be subject to any pre-existing condition or limitation under any health or welfare plan of Parent or its affiliates (including the Surviving Corporation) for any condition for which such employee would have been entitled to coverage under the corresponding plan of National or subsidiary of National, as applicable, in which such employee participated immediately prior to the Closing. Parent will use commercially reasonable efforts to cause Continuing Employees to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing.

Prior to the Closing, if requested by Parent, National will cause National’s 401(k) Plan (the “National 401(k) Plan”) to be terminated effective immediately prior to the Closing. In the event that Parent requests that the National 401(k) Plan be terminated, National will provide Parent with evidence that such National 401(k) Plan has been terminated (the form and substance of which will be subject to review and approval by Parent) not later than the day immediately preceding the Closing.

National will consult with Parent prior to initiating written or oral communications to the directors, officers or employees of National or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by the Merger Agreement and consider in good faith Parent’s comments to National’s communications plan.

The provisions described in this section are solely between the parties and do not create any employment rights, affect the ability to amend, modify, or terminate any benefits, or create any third-party beneficiary rights.

Certain Related Party Transactions

On April 1, 2019, National Securities Corporation (“NSC”) entered into a Placement Agent Agreement (the “Wellness Agreement”) with Insight Wellness Fund, LLC, a Delaware limited liability company (the “Wellness Fund”), pursuant to which the Wellness Fund retained NSC to perform certain solicitation and placement agent services on behalf of the Wellness Fund. Under the terms of the Wellness Agreement, NSC received a placement fee with respect to each investor admitted to the Wellness Fund (each a “Wellness Admitted Member”) equal to 8.0% of the aggregate fully funded capital contribution(s) of such investor. In addition to the placement fee, the Wellness Fund entered into a Benefits Sharing Agreement, dated as of April 1, 2019, with NSC and National (the “Benefits Sharing Agreement”) pursuant to which (i) National agreed to provide certain support services to the Wellness Fund and was admitted as a special member of the Wellness Fund, (ii) the Wellness Fund assigned (x) ten percent of the carry allocable to each Wellness Admitted Member and (y) 5% of the carry allocable to each non-Wellness Admitted Member (the “National Wellness Carry”) to National and (iii) the Wellness Fund assigned between 2.0% and 1.5% of the carry allocable to each Wellness Admitted Member (depending on the amount of the fully funded capital contribution(s) attributable to such Wellness Admitted Member) to NSC under the terms of the Dharma Fund’s operating agreement (the “NSC Wellness Carry”, and together with the National Wellness Carry, the “Wellness Carry”). Under the terms of the Benefits Sharing Agreement, in the event that both Michael A. Mullen and Glenn C. Worman no longer serve as executive officers of National, the National Wellness Carry shall terminate.

On May 13, 2020, NSC entered into that a Placement Agent Agreement (the “Dharma Agreement” and together with the Wellness Agreement, the “Placement Agent Agreements”) with Insight Dharma, LLC, a Delaware limited liability company (the “Dharma Fund” and, together with the Wellness Fund, the “Funds”), pursuant to which the Dharma Fund retained NSC to perform certain solicitation and placement agent services on behalf of the Dharma Fund. Under the terms of the Dharma Agreement, NSC received a placement fee with respect to each investor admitted to the Dharma Fund (each a “Dharma Admitted Member”) equal to 8.0% of the aggregate fully funded capital contribution(s) of such investor. In addition to the placement fee, the Dharma Fund assigned 10.0% of the 15.0% carry allocable to each Dharma Admitted Member under the terms of the Dharma Fund's operating agreement (the “Dharma Carry”).

Michael E. Singer, Executive Vice Chairman of the Board of National and Chief Strategy Officer, is the managing member and sole equity owner of Alternative Insight LLC (“Alternative Insight”). Alternative Insight is the general partner of each of the Funds. Under the Placement Agent Agreements, during the fiscal year ended September 30, 2019, the Wellness Fund paid total placement fees to NSC of $376,000, $170,000 of which was retained by NSC after paying fees allocable to brokers retained by NSC, and during the fiscal year ended September 30, 2020, the Funds collectively paid total placement fees to NSC of $182,000, $58,000 of which was received by NSC after paying fees allocable to brokers retained by NSC. As of January 27, 2021, NSC has not received any amounts under the Wellness Carry or the Dharma Carry.

Indemnification; Directors’ and Officers’ Insurance

For six (6) years from the Effective Time, Purchaser and Parent have agreed to, and have agreed to cause National to, jointly and severally, defend, indemnify, hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee, (in each case, or their functional equivalent) of National or any subsidiary of National (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to such Indemnified Person’s service as a director, officer or employee of National or any subsidiary of National, or services performed by such Indemnified Person at the request of National or any subsidiary of National at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted by applicable law. Purchaser and Parent have further agreed that each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from National following receipt by National from the Indemnified Person of a request therefor; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay any such expenses advanced by National if it is ultimately determined that such person is not entitled to indemnification under applicable law.

Prior to the Effective Time, National shall, and if National is unable to, Parent shall as of the Effective Time, cause National to purchase and maintain in effect for a period of six (6) years thereafter (the “Tail Period”) pre-paid, non-cancellable directors’ and officers’ liability “tail” insurance (“D&O Tail”) covering the Indemnified Persons with terms, conditions, retentions and limits of liability that are no less favorable than the then-existing directors’ and officers’ liability policies of National as of the Closing, with respect to acts, omissions, circumstances or events occurring at or prior to the Closing, provided that in no event shall Purchaser or Parent be required to pay with respect to such D&O Tail a premium greater than 300% of the aggregate annual premium most recently paid by National for the directors’ and officers’ liability insurance policies prior to the date of the Merger Agreement (the “Maximum Amount”), and if Purchaser and Parent are unable to obtain the D&O Tail so required, Purchaser and Parent must obtain as much comparable insurance as possible during the Tail Period for a premium equal to the Maximum Amount, provided that during the term of the D&O Tail, neither of Purchaser nor Parent may take any action following the Closing to cause such D&O Tail to be cancelled, amended or waived in any manner that would adversely affect in any material respect the rights of the Indemnified Persons.

In the event Purchaser, National, any subsidiary of National or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall make proper provisions so that the successors and assigns of such persons will (unless accomplished by operation of law) assume the obligations described above.

Pursuant to the Indemnification Agreement (as defined below), Purchaser has agreed to advance legal fees previously incurred, and which may be incurred in the future, by Michael A. Mullen, Chief Executive Officer of the Company, with respect to an SEC subpoena received by him. The legal fees incurred through the date of the Merger Agreement total $783,821. Such advancement is subject to reimbursement by Mr. Mullen if Mr. Mullen is found to have committed acts falling outside the indemnification and director/officer insurance policies provided by Purchaser to its executives.

The foregoing summary and description of the material terms of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

Non-Employee Director Compensation

National’s non-employee directors are entitled to receive the following cash compensation: (i) $50,000 annual retainer; and (ii) $10,000 additional retainer for service as Chairman of the National Board, Vice-Chairman of the National Board, and Chairman of the Audit Committee of the National Board. Each non-employee director receives reimbursement for reasonable travel expenses incurred in attending meetings of the National Board and meetings of committees of the National Board.

In addition, National’s non-employee directors are entitled to receive the following equity compensation under National’s 2013 Omnibus Incentive Plan.

●	Initial Stock Grant. Non-employee directors receive 50,000 RSUs upon initial election or appointment to the Board. The RSUs will vest in equal annual installments over three years, beginning on the first anniversary of the date of grant.

●	Annual Stock Grant. Non-employee directors receive an RSU award of $50,000 worth of restricted stock annually for service on the Board. The RSUs will vest in equal annual installments over three years, beginning on the first anniversary of the date of grant.

In consideration of the COVID-19 pandemic, the National Board agreed to take a 10% reduction in cash compensation during the fiscal quarter ended June 30, 2020. As a result, National’s non-employee directors each received $48,750 in cash compensation for the fiscal year ended September 30, 2020, and the Vice-Chairman of the National Board and Chairman of the Audit Committee of the National Board each received an additional $9,750 as compensation for their service during the fiscal year ended September 30, 2020.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the National Board and Special Committee

At the meeting of the Special Committee of the National Board (the “Special Committee”) on January 10, 2021, the Special Committee unanimously recommended that the National Board approve and declare advisable, fair to and in the best interests of National and its stockholders (other than BRF, any of its subsidiaries, executive officers or directors (the Shares held by such individuals, the “BRF Shares”)) the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

At the meeting of the National Board on January 10, 2021, acting upon recommendation of the Special Committee, the National Board unanimously (i) approved and declared advisable, fair to and in the best interests of National and its stockholders (other than of the BRF Shares) the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) approved the execution and delivery and performance by National of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved to recommend that the stockholders of National (other than BRF and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (iv) resolved to take all actions necessary so that restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable laws with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable, will not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

Accordingly, for the reasons described in more detail below, and based on the recommendation of the Special Committee, the National Board recommends that National’s stockholders (other than BRF and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the National Board took into account a number of factors, described under “—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger

As described in more detail in Item 3 under the heading “Arrangements with Parent and Purchaser and Their Affiliates,” on November 14, 2018, Fortress agreed to sell all of its beneficial ownership in National, in the amount of 7,037,482 Shares, representing approximately 56.1% of National’s Shares at the time, to BRF, which on November 16, 2018 purchased 3,010,054 Shares at $3.25 per Share. Following further negotiation among Fortress, BRF and National, on February 11, 2019, following receipt of approval from FINRA, BRF purchased an additional 3,149,496 Shares at $3.25 per Share and assigned its right to purchase the remaining 877,932 shares to a third party. As a result, in connection with the FBIO Sale, BRF acquired, in the aggregate, 6,159,550 Shares at $3.25 per Share. According to the Form 13D/A filed by BRF on November 26, 2018, such transactions represented approximately 48.8% of National’s Shares as of July 31, 2018. In connection with the FBIO Sale, on November 14, 2018, BRF entered into the Standstill Agreement. Pursuant to the Standstill Agreement, BRF had the right to appoint two board observers with the right to attend National’s board and committee meetings, receive all materials provided to the National Board in connection with National Board meetings, and contact and discuss with National Board members pending actions of the National Board. Pursuant to those board observer rights, BRF appointed Bryant Riley, the Co-Chief Executive Officer of BRF, as a board observer. Also pursuant to the Standstill Agreement, BRF agreed not to, among other things, acquire additional beneficial ownership in National or make an acquisition proposal without the prior consent of the National Board.

BRF regularly makes investments in other companies, both public and private, and actively monitors the performance, operations, strategies and prospects of such investments. Subject to any applicable agreements, BRF actively and regularly engages in discussions with management and the applicable board of directors or other governing body of these investments. In addition, BRF is a diversified financial services company with multiple operating subsidiaries, including broker-dealer subsidiaries that provide financial advisory, corporate finance, research, securities lending and sales and trading services to corporate, institutional and high-net-worth individual clients, and wealth management subsidiaries that provide wealth management and brokerage services to individuals and families, corporations and non-profit organizations, among others. As the largest stockholder of National and pursuant to its board observer rights, BRF has from time to time held discussions concerning National’s performance and operations with the National Board and members thereof and members of management and BRF’s views and concerns regarding these matters, and has discussed with management from time to time strategic enhancements between the two companies including, among other things, the possible combination of the BRF and National wealth management businesses.

Among other matters discussed with National management and the National Board, BRF has discussed from time to time National’s cost structure and the need for further cost and operational efficiencies, including BRF’s belief that the costs to National of being a public listed company outweighed the benefits to National’s stockholders, particularly in light of the limited trading in National’s Shares.

In April 2020, BRF determined to encourage National to delist from the Nasdaq Capital Market (“Nasdaq”) and cease to be a public reporting company in accordance with applicable law. In addition, BRF determined that it would be willing to provide other National stockholders with a choice in this matter by making an offer to the other National stockholders to purchase their Shares. On April 27, Mr. Riley called Mr. Mullen to discuss these matters, including the need for a waiver from the Standstill Agreement to allow BRF to make such a proposal. On the same day, after the call between Mr. Riley and Mr. Mullen, BRF sent to Mr. Mullen and the rest of the National Board a letter seeking formal authorization from the National Board to submit a proposal.

On April 28, 2020, the National Board held a meeting with representatives of WilmerHale in attendance to discuss Mr. Riley’s request for authorization to submit a proposal. At the meeting, the National Board authorized Mr. Mullen to negotiate a limited waiver of the Standstill Agreement with BRF for purposes of receiving a proposal from BRF. The National Board also discussed the formation of a special committee of the National Board (the “Special Committee”) to consider any such proposal and any other potential strategic transaction involving National. The National Board agreed that the Special Committee, when formed by the National Board, should consist of directors who were independent and disinterested with respect to a potential strategic transaction and with respect to BRF, and such directors were Jeff Gary, Daniel Hume, Barbara Creagh and Nassos Michas. After the National Board meeting, on the same day, representatives of WilmerHale discussed a limited waiver of the Standstill Agreement with representatives of Sullivan & Cromwell LLP (“S&C”), counsel to BRF.

On April 30, 2020, National granted a limited waiver of the Standstill Agreement (the “Standstill Waiver”). On the same day, BRF sent a letter to the National Board outlining the suggestion that National delist from Nasdaq and cease being a reporting company to eliminate the costs associated therewith and, so as to allow other National stockholders a choice in the matter, proposing to purchase all of the Shares not then-owned by BRF or the current management team for $2.00 per Share (the “April 30 Riley Proposal”).

On May 1, 2020, BRF publicly disclosed on a Form 13D/A that National had granted the Standstill Waiver and that BRF had made the April 30 Riley Proposal.

In early May, Mr. Hume contacted Skadden, Arps, Slate, Meagher and Flom LLP (“Skadden”) and discussed the potential engagement of Skadden as counsel to the Special Committee that the National Board planned to form. A representative of Skadden discussed with Mr. Hume Skadden’s representations, including a de minimis prior representation in matters related to BRF. Following discussion, Mr. Hume concluded that Skadden would be a suitable candidate to serve as counsel to the Special Committee and invited Skadden to join the next National Board meeting.

On May 5, 2020, the National Board held a meeting with representatives of WilmerHale and a representative of Skadden in attendance. The representative of Skadden explained that Skadden was invited by Mr. Hume to be considered to serve as counsel to the Special Committee that the National Board planned to form. Skadden then disclosed its relevant representations, including a de minimis prior representation in matters related to BRF. The National Board approved the formation of the Special Committee to evaluate the April 30 Riley Proposal and any other potential strategic transaction involving National. The National Board resolved to appoint Mr. Gary, Mr. Hume, Ms. Creagh and Mr. Michas to the Special Committee as discussed at the April 28 National Board meeting. The National Board empowered the Special Committee to identify, evaluate and negotiate a potential strategic transaction involving National and to make recommendations to the National Board in connection therewith. The National Board further agreed that the consummation of any potential strategic transaction would be subject to the non-waivable condition that the potential transaction receive the approval of the Special Committee and the approval by a majority of the voting power of National, or the tender of a majority of the shares of National, in each case not owned or controlled by BRF (holders of such shares, the “Minority Stockholders”). After the National Board meeting, the Special Committee held a meeting with representatives of Skadden in attendance. The Special Committee determined to engage Skadden as its counsel and discussed its role and its fiduciary duties in a potential strategic transaction involving National, including a transaction with BRF, a large stockholder of National that could potentially be viewed as a controlling stockholder. The Special Committee discussed and agreed that it would engage an independent financial advisor to assist the Special Committee in its evaluation of the potential transaction.

On May 8, 2020, the Special Committee received a letter by email from McGuireWoods LLP (“McGuireWoods”), counsel to a consortium of investors that included members of National management (the “Consortium”). The letter did not expressly identify the participants in the Consortium but copied several members of National management, including Mr. Mullen. The letter contained a proposal to purchase up to five million Shares for $2.75 per Share and to provide an unspecified amount of additional funds to finance the growth of National (the “May 8 Consortium Proposal”). The letter stated that the Consortium would finance the proposed transaction with its own funds and third party financing, a portion of which would be secured by selling National’s equity securities to investors through National’s broker-dealer service.

On May 11, 2020, the Special Committee held a meeting with representatives of Skadden in attendance. The Special Committee discussed the May 8 Consortium Proposal, including the fact that it offered a higher per share price than the April 30 Riley Proposal, but did not include any details regarding either how the Consortium proposed to finance the proposal or how the Consortium would address the potential regulatory risks created by its plan to use National’s brokerage services to market National’s Shares. The Special Committee noted that, given the May 8 Consortium Proposal, management could have an interest in a potential transaction that was different from the interest of National and its stockholders. Following discussion, the Special Committee directed Skadden to engage with McGuireWoods to assess the viability of the May 8 Consortium Proposal.

The Special Committee then discussed the April 30 Riley Proposal and agreed that the Special Committee would not negotiate with BRF until after the committee received advice on the value of National from its financial advisor. The Special Committee then directed Skadden to contact S&C to clarify the terms of the April 30 Riley Proposal. The Special Committee then discussed candidates to act as the Special Committee’s financial advisor.

On May 12, 2020, at the Special Committee’s direction, representatives of Skadden called representatives of McGuireWoods and asked questions regarding the May 8 Consortium Proposal, including the Consortium’s plan for financing its proposed transaction and how the Consortium planned to address the potential regulatory risks created by its plan to use National’s brokerage services to market National’s Shares.

On the same day, representatives of Skadden called S&C, and discussed the terms of the April 30 Riley Proposal, including which stockholders of National would be included in the potential tender offer. The representative of S&C stated that, in the April 30 Riley Proposal, management was excluded from the offer because BRF intended that certain members of management remain in their positions following the closing of the potential tender offer.

On May 14, 2020, the Special Committee held a meeting with representatives of Skadden in attendance. The Special Committee discussed the May 8 Consortium Proposal and Skadden’s May 12 discussion with McGuireWoods. The Special Committee also discussed the April 30 Riley Proposal and Skadden’s May 12 communication with S&C. The Special Committee then discussed strategies to ensure that BRF and the Consortium, as competing bidders for National, did not discuss the potential transaction with one another and to ensure that management did not discuss National’s financial performance with BRF. The Special Committee then discussed engaging a financial advisor to assist the Special Committee in its evaluation of the May 8 Consortium Proposal, the April 30 Riley Proposal as well as other potential strategic transactions and reviewed potential candidates. After discussion, the Special Committee decided to have further discussion with Keefe, Bruyette & Woods, Inc. (“KBW”) regarding the potential engagement of KBW by the Special Committee to act as its financial advisor. The Special Committee discussed KBW’s disclosure of its business relationships, including a transaction where KBW acted as the financial advisor to a company acquired by BRF. The Special Committee determined that KBW had no material conflicts of interest.

On May 20, 2020, representatives of McGuireWoods called Skadden and said that the Consortium wished to discuss its proposal with Daniel Asher, who at the time owned approximately 18% of National’s Shares.

Later that day, the Special Committee held a meeting with representatives of Skadden in attendance. The Special Committee discussed the May 8 Consortium Proposal, including the fact that the transaction proposed by the Consortium could not be completed without BRF’s support and that the Consortium had asked to speak with Mr. Asher. The Special Committee directed Skadden to instruct the Consortium that its members, as employees of National, were not permitted to discuss its proposal with any party, including Mr. Riley or Mr. Asher, without the Special Committee’s approval. The Special Committee then discussed the April 30 Riley Proposal and concluded that, before any negotiation began, it must obtain the commitment from BRF that any transaction with BRF would be conditioned on the approval of the Special Committee and the informed, uncoerced, non-waivable approval of a majority of the Minority Stockholders (the “MFW Conditions”). The Special Committee also approved engaging KBW as financial advisor to the Special Committee and directed Skadden to finalize the engagement letter with KBW. After the Special Committee meeting, Skadden called McGuireWoods to deliver the Special Committee’s instruction that the Consortium was not permitted to discuss its proposal with other parties.

On May 21, 2020, the Special Committee engaged KBW as the financial advisor to the Special Committee by executing an engagement letter.

On May 22, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. KBW discussed with the Special Committee the assistance that KBW would provide to the Special Committee in connection with evaluating National’s value, certain strategies for obtaining improved offers from BRF and the Consortium, the potential benefits and risks of reaching out to other potential counterparties and the committee members’ knowledge regarding the expressions of interest in strategic transactions that National had received in recent years. Later that day, at the Special Committee’s direction, representatives of Skadden called McGuireWoods and S&C to inform them that the Special Committee had engaged a financial advisor to assist the Special Committee with its evaluation of a potential strategic transaction. Following the Special Committee’s direction, KBW called Mr. Riley to inform him of the same.

On May 28, 2020, representatives of KBW had a business and financial review call with management to discuss National’s business and financial performance. Following the call and throughout the period before January 7, 2021, management provided information and materials regarding National to KBW as requested by KBW.

On May 30, 2020, Mr. Riley called KBW and expressed his desire for a speedy process.

On June 1, 2020, at the Special Committee’s direction, representatives of KBW spoke with the Consortium and discussed the May 8 Consortium Proposal, including the composition of the Consortium, which a representative of the Consortium explained consisted of National’s entire senior management team, including members not copied in the May 8 Consortium Proposal, and the Consortium’s plan to finance and complete its proposed transaction. The Consortium stated that a detailed plan was not yet available.

On June 3, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed whether National should reach out to other potential counterparties to solicit interest in strategic transactions. The Special Committee considered the potential benefits and risks of such outreach, including the likelihood of National’s receiving proposals with higher prices; the likelihood of such proposals being executed on their terms and within a reasonable time period; the fact that the April 30 Riley Proposal had been publicly disclosed for over a month, which should have put potentially interested parties on notice; the risk that a leak of such outreach could cause significant disruption to National; and the risk that BRF or the Consortium could lose interest in pursuing a transaction while National conducts such outreach. Following discussion, the Special Committee concluded that the risks of reaching out to other potential counterparties as discussed outweighed the potential benefits and instructed KBW not to contact additional counterparties at that time. The Special Committee then discussed the April 30 Riley Proposal and KBW’s recent communication with Mr. Riley. The Special Committee directed KBW to start negotiating with BRF only after the Committee received a letter confirming the MFW Conditions from BRF. The Special Committee then discussed KBW’s recent communication with the Consortium. KBW relayed to the Special Committee the information it had received regarding the composition of the Consortium. The Special Committee then discussed the May 8 Consortium Proposal, including the Consortium’s lack of a plan for financing a potential transaction and the view that BRF likely would not support the Consortium’s proposal. The Special Committee directed KBW and Skadden to request that the Consortium furnish details and responses to questions to address the Special Committee’s concerns. The Special Committee also discussed strategies to obtain improved offers from BRF and the Consortium and directed KBW to inform BRF that National received another proposal without identifying the source of such proposal.

Later that same day, at the Special Committee’s direction, representatives of Skadden called S&C and informed S&C that the Special Committee required BRF to send the Special Committee a letter with the MFW Conditions before negotiation could start. On the same day, at the Special Committee’s direction, representatives of KBW called Mr. Riley and informed him that National received another proposal for a strategic transaction. During the call with KBW, Mr. Riley stated that BRF’s objective was to cause National to eliminate unnecessary costs by delisting from Nasdaq and ceasing to be a public reporting company and that BRF did not intend to sell its ownership interest in National.

On June 4, 2020, the Special Committee received a letter with the MFW Conditions from BRF. On the same day, management provided KBW with certain financial projections of National (the “June 4 Management Projections”) which were prepared by management several months earlier in the ordinary course of business. For more information regarding the June 4 Management Projections, please refer to the section under the heading “—Certain Prospective Financial Information.”

On June 5, 2020, at the Special Committee’s direction, representatives of KBW spoke with Mr. Riley and discussed the April 30 Riley Proposal and the June 4 letter received by the Special Committee from BRF. After the call, Mr. Riley sent certain materials to KBW laying out his views of the benefits of the proposed transaction.

On June 6, 2020, Skadden sent questions compiled by KBW and Skadden at the Special Committee’s direction to McGuireWoods regarding the May 8 Consortium Proposal, including questions regarding the Consortium’s plan to finance and complete its proposed transaction.

On June 7, 2020, at the Special Committee’s direction, representatives of KBW called the Consortium and posed additional questions regarding the May 8 Consortium Proposal.

On June 9, 2020, McGuireWoods, on behalf of the Consortium, sent Skadden responses to the questions sent by Skadden on June 6, 2020. Skadden promptly shared such responses with the Special Committee and KBW.

On June 10, 2020, representatives of KBW spoke with the Consortium and discussed the May 8 Consortium Proposal and the Consortium’s responses to the questions the Consortium received from KBW and Skadden on June 6 and June 7. During the call, participants in the Consortium stated that the Consortium’s primary plan was to purchase up to five million Shares from Mr. Asher and Mr. Riley, with the ultimate goal of purchasing all of Mr. Asher’s Shares. The Consortium’s secondary plan was, if the Consortium failed to acquire five million shares from Mr. Asher and Mr. Riley, to cause National to issue up to five million new Shares and to use the proceeds to fund the growth of National. Participants in the Consortium stated that the Consortium had not performed financial analyses of National, and that the price of $2.75 per Share was based on its view of National’s growth potential. Participants in the Consortium also indicated that the Consortium would potentially fund 20% of the proposed transaction price with capital its members have on-hand and 80% through third party financing. The Consortium declined to specify the source of potential third party financing. On the same day, a representative of S&C called Skadden and expressed Mr. Riley’s desire for a speedy process and discussed the potential process for National’s delisting and ceasing to be a public reporting company.

On the same day, KBW informed Skadden that Mr. Riley sent to KBW certain materials laying out his views on the benefits of the April 30 Riley Proposal. Skadden sent such materials to the Special Committee.

On June 11, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee received updates from KBW and Skadden regarding the advisors’ recent communications with Mr. Riley and S&C. The Special Committee discussed the April 30 Riley Proposal, including the terms of the proposal; the fact that National had more leverage to negotiate with BRF prior to the expiration of the Standstill Agreement; Mr. Riley’s statement that BRF did not intend to sell its ownership interest in National, which could potentially make an alternative strategic transaction impossible; and the benefits and the risks of delisting National from Nasdaq and ceasing to be a public reporting company. Following discussion, the Special Committee directed KBW to continue the preparation of financial analyses of National and to engage with BRF on the terms, other than the price, of the April 30 Riley Proposal. The Special Committee then discussed KBW’s recent communication with the Consortium. The Special Committee noted that the May 8 Consortium Proposal continued to lack key details regarding financing and the risk that BRF would not support the Consortium’s proposal, and directed KBW and Skadden to continue to request that the Consortium address the Special Committee’s concerns. The Special Committee again considered whether to reach out to other potential counterparties regarding a strategic transaction and again concluded that the potential risks of such outreach outweighed the potential benefits and that KBW should not contact additional potential counterparties at that time.

On June 12, 2020, at the Special Committee’s direction, representatives of KBW spoke with Mr. Riley and discussed the status of the Special Committee’s evaluation of the April 30 Riley Proposal.

On June 14, 2020, at the Special Committee’s direction, KBW sent questions regarding the terms, other than price, of the April 30 Riley Proposal to Mr. Riley.

On June 16, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed KBW’s recent communication with Mr. Riley. The Special Committee then discussed the materials it received from KBW, filed as exhibit (c)(2) to the Schedule 13E-3, containing, among other information, (i) selected public companies data and preliminary observations, (ii) selected precedent transactions data and preliminary observations, (iii) a financial overview of National, which included the June 4 Management Projections, (iv) a case study of Advisor Group’s Acquisition of Ladenburg Thalmann Financial Services Inc., (v) a case study of RCS Capital Corporation and (vi) a case study of Rodman & Renshaw. In consultation with KBW, the Special Committee discussed the June 4 Management Projections and the assumptions underlying such projections, taking into consideration various factors, including National’s historical performance and the prospects and risks of National as currently operated. Following discussion, the Special Committee concluded that the June 4 Management Projections relied on assumptions that were too aggressive and not supported by National’s historical performance. The Special Committee directed KBW to review National’s business and financial performance and to ask National management to update the June 4 Management Projections for the Special Committee to review.

Later that day, Mr. Riley wrote an email to members of the Special Committee that, among other things, reminded the Special Committee that BRF’s primary objective was for National to reduce its costs by delisting from Nasdaq and ceasing to be a public company and described the benefits to National and its stockholders from those proposed actions; that the primary purpose for the proposed tender offer was to provide other National stockholders with a choice in the matter and liquidity; indicated his concern that National management had been granted equity compensation that, in connection with a change of control of National, would be highly dilutive to National stockholders; and indicated his frustration with the delay and expense of the process to date.

On June 17, 2020, Skadden sent questions compiled by KBW and Skadden at the Special Committee’s direction regarding the May 8 Consortium Proposal to McGuireWoods, including questions regarding the Consortium’s plan to achieve the objective of purchasing the Shares owned by Mr. Asher and Mr. Riley and, alternatively, of causing National to issue additional Shares. On the same day, at Skadden’s request, management, through WilmerHale, provided Skadden updated management projections (the “June 17 Management Projections”), which are set forth in the section under the heading “—Certain Prospective Financial Information.” Skadden promptly shared such projections with KBW.

On June 18, 2020, representatives of KBW had a call with management to discuss National’s business and financial performance. Later that day, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee and KBW discussed the June 17 Management Projections, which the Special Committee received prior to the meeting. The Special Committee considered various factors, including National’s historical performance and the prospects and risks of National as currently operated. Following discussion, the Special Committee determined that the June 17 Management Projections relied on assumptions that were even more aggressive than the June 4 Management Projections and instructed KBW to prepare illustrative projections with various other assumptions for fiscal years 2021 through 2026 for the Special Committee to review. The Special Committee then discussed the potential response to Mr. Riley’s June 16 email to the members of the Special Committee. Following discussion, the Special Committee agreed that Mr. Gary and Mr. Hume would speak with Mr. Riley. On the same day, Mr. Riley sent to KBW responses to questions sent by KBW on June 14, 2020. KBW promptly shared such responses with the Special Committee and Skadden.

On the same day, after the Special Committee meeting, National management sent certain corrections to the June 17 Management Projections to KBW. KBW promptly informed the Special Committee and described the corrections, which the Special Committee determined were immaterial. For more information regarding the projections received by KBW on June 18, 2020, please refer to the section under the heading “—Certain Prospective Financial Information.”

On June 20, 2020, the Special Committee received materials from KBW, filed as exhibit (c)(3) to the Schedule 13E-3, containing four illustrative scenarios for National’s projected performance for fiscal years 2020 to 2026, which were prepared in accordance with the Special Committee’s instructions as further described in the section under the heading “—Certain Prospective Financial Information” (the “June 20 Materials”).

On June 22, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed the materials received from KBW, filed as exhibit (c)(4) to the Schedule 13E-3, containing updates to the four illustrative scenarios in the June 20 Materials, which were prepared in accordance with the Special Committee’s instructions as further described in the section under the heading “—Certain Prospective Financial Information.” (the “June 22 Materials”). In consultation with KBW, the Special Committee discussed National’s projections further, taking into consideration various factors, including National’s historical performance and the prospects and risks of National as currently operated. Following discussion, the Special Committee instructed KBW to revise the illustrative projections for the Special Committee to review. After the meeting, Mr. Hume, who was not present at the meeting, received a summary of the meeting from KBW and discussed the illustrative projections with KBW. Mr. Hume agreed that KBW should make the changes as discussed at the Special Committee meeting.

On June 23, 2020, at the Special Committee’s direction, representatives of Skadden called S&C and asked S&C questions regarding the potential treatment of the equity securities and the equity awards held by management in connection with the potential transaction. On the same day, the Special Committee received materials from KBW, filed as exhibit (c)(5) to the Schedule 13E-3, containing further updates to the four illustrative scenarios in the June 20 Materials and the June 22 Materials, which were prepared in accordance with the Special Committee’s instructions as further described in the section under the heading “—Certain Prospective Financial Information.”

On June 24, 2020, the Special Committee, with Mr. Hume and Mr. Gary present, held a meeting with representatives of KBW and Skadden in attendance. The committee members present discussed the materials received from KBW, filed as exhibit (c)(6) to the Schedule 13E-3, containing five illustrative scenarios for National’s projected performance for fiscal years 2020 to 2026, including a “Selected Scenario,” which were prepared in accordance with the Special Committee’s instructions as further described in the section under the heading “—Certain Prospective Financial Information.” The committee members present and KBW discussed National’s projections further, taking into consideration various factors, including National’s historical performance and the prospects and risks of National as currently operated. Following discussion, the committee members present agreed to adopt the Selected Scenario as National’s projections (the “Initial Special Committee Case”), as set forth in the section under the heading “—Certain Prospective Financial Information,” and directed KBW to discuss such projections with the other committee members and, if at least a majority of the Special Committee approved such projections, to perform financial analyses of National using the Initial Special Committee Case. The committee members present also discussed a potential response to BRF, including delivering a counteroffer to BRF. After the meeting, each of Ms. Creagh and Mr. Michas, who were not present at the meeting, received a summary of the meeting from KBW and discussed the revised illustrative projections with KBW. Each of Ms. Creagh and Mr. Michas approved the Initial Special Committee Case and agreed that KBW should perform financial analyses of National using such approved projections.

On June 26, 2020, McGuireWoods, on behalf of the Consortium, sent Skadden responses to the questions sent by Skadden on June 17, 2020. Skadden promptly shared such responses with the Special Committee and KBW. On the same day, Mr. Gary and Mr. Hume called Mr. Riley and discussed with Mr. Riley the status of the process, including the possibility that the Special Committee would deliver a counteroffer to BRF in the near term. During the call, Mr. Riley informally suggested that National and BRF revive discussions regarding a potential combination of BRF’s and National’s wealth management businesses in lieu of the transactions contemplated by the April 30 Riley Proposal.

On June 29, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed the materials prepared by KBW, filed as exhibit (c)(7) to the Schedule 13E-3, containing, among other information, (i) an overview of National, (ii) selected public companies data, (iii) selected precedent transactions data, and (iv) a preliminary discounted cash flow analysis of National. The preliminary financial analyses contained therein used the Initial Special Committee Case. In consultation with KBW, the Special Committee discussed valuation of National in light of the preliminary financial analyses performed by KBW. Mr. Gary and Mr. Hume then reported to the other committee members on the call they had with Mr. Riley on June 26, 2020, including Mr. Riley’s suggestion that National consider reviving the previous discussions concerning a potential combination of BRF’s and National’s wealth management businesses in lieu of the transactions contemplated by the April 30 Riley Proposal. The Special Committee discussed whether to pursue such informal expression of interest and considered various factors, including the likelihood that initiating another negotiation with BRF could significantly delay the completion of the contemplated strategic transaction, cause further disruption to National and could cause National to incur significant additional transaction expenses. Following discussion, the Special Committee concluded that it was not in the best interests of National or its stockholders to initiate a negotiation with BRF regarding a potential combination of BRF’s and National’s wealth management businesses at this stage. The Special Committee then discussed delivering a counteroffer to BRF as a strategy for obtaining an improved offer from BRF. Following discussion, the Special Committee directed KBW to deliver to BRF a counteroffer of $2.75 per Share, that would be made available to all stockholders of National other than BRF (the “First Counteroffer”) and directed Skadden to negotiate certain post-closing governance measures to protect the interests of the Minority Stockholders who might choose not to tender their Shares in the potential transaction with BRF (the “Proposed Post-Transaction Governance Measures”).

On July 1, 2020, at the Special Committee’s direction, representatives of KBW called Mr. Riley and informed Mr. Riley that the Special Committee intended to focus on negotiating the April 30 Riley Proposal instead of his informal proposal from June 26, 2020. Mr. Riley agreed to focus only on the April 30 Riley Proposal. Representatives of KBW then delivered the First Counteroffer. Mr. Riley stated that, while the tender offer would be extended to all stockholders of National other than BRF, in order for the proposed transaction to proceed, BRF required that senior members of National management agree not to tender their Shares and agree to renegotiate their outstanding equity awards in connection with the proposed transaction, which equity awards would otherwise have accelerated in full upon consummation of the potential transaction and would have been highly dilutive to National stockholders. Later that day, representatives of Skadden called S&C and delivered the Proposed Post-Transaction Governance Measures.

On July 2, 2020, representatives of McGuireWoods called representatives of Skadden and asked about the status of the Special Committee’s evaluation of the May 8 Consortium proposal. During the discussion, representatives of McGuireWoods made statements that suggested that the Consortium had received third party investor interest in the transaction it proposed. Following the call with McGuireWoods, Skadden notified KBW of the possibility that the Consortium had discussed the May 8 Consortium Proposal with third parties, contrary to the Special Committee’s instruction. KBW indicated it would speak with the Consortium regarding this possibility. On the same day, representatives of Skadden spoke with S&C regarding the Proposed Post-Transaction Governance Measures.

On July 3, 2020, representatives of KBW called Mr. Mullen and inquired about the Consortium’s recent interaction with third parties, including BRF. Mr. Mullen described his interactions with Mr. Riley, which he indicated were taken in Mr. Riley’s capacity as a stockholder of National, as well as the third party investor interest that the Consortium had received, but declined to identify the investors that expressed interest or the means through which the Consortium received such interest.

On July 5, 2020, the Special Committee received a letter from the Consortium. The letter contained an offer from the Consortium to purchase up to all the outstanding Shares for $3.25 per Share (the “July 5 Consortium Proposal”).

On July 6, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed the potential benefits and disadvantages of delisting the Shares from Nasdaq and ceasing to be a public reporting company as contemplated by the April 30 Riley Proposal. In consultation with KBW and Skadden, the Special Committee discussed the timeline and the potential cost savings of delisting the Shares from Nasdaq and ceasing to be a public reporting company, including BRF’s views on such savings contained in BRF’s June 18 written responses to the questions KBW sent on June 14. Following discussion, the Special Committee concluded that delisting the Shares from Nasdaq and ceasing to be a public reporting company would be in the best interests of National and its stockholders, provided that the offer by BRF to other National stockholders was at a fair price and included adequate post-transaction governance protections for the Minority Stockholders who chose not to participate in the proposed tender offer. The Special Committee then discussed KBW’s and Skadden’s recent communications with Mr. Riley and S&C, respectively. The Special Committee discussed Mr. Riley’s reaction to the First Counteroffer and the fact that the potential transaction with BRF could not proceed unless Mr. Riley and senior members of National management renegotiated management’s outstanding equity awards. The Special Committee then discussed the July 5 Consortium Proposal, including the fact that the Consortium extended the offer to all stockholders; the July 5 Consortium Proposal offered a higher price than the April 30 Riley Proposal and the First Counteroffer; and the July 5 Consortium Proposal again failed to include a detailed plan for financing or address the risk that BRF would not support the Consortium’s proposal. The Special Committee then discussed the strategies for leveraging the July 5 Consortium Proposal to obtain an improved offer from BRF. Following discussion, the Special Committee agreed that the Special Committee should wait for BRF’s formal response to the First Counteroffer before potentially making another counteroffer and directed KBW and Skadden to request that the Consortium furnish additional information to address the Special Committee’s concerns with the July 5 Consortium Proposal. The Special Committee then received reports from Skadden and KBW regarding the possibility that management had discussed the Consortium’s proposals with BRF and other third parties. Following discussion, the Special Committee directed Skadden to request that the Consortium describe in detail its interaction with BRF and other third parties and to reiterate to the Consortium that it was prohibited from engaging in unauthorized business discussions. After the meeting, Skadden wrote to WilmerHale regarding the Special Committee’s inquiries and instruction to participants in the Consortium as National’s employees.

On July 7, 2020, representatives of INTL FCStone Inc. (“INTL”) called KBW and expressed preliminary interest in a potential strategic transaction with National. INTL informed KBW that it had first called National management and had been directed by management to call KBW.

On July 8, 2020, a representative of S&C called Skadden and discussed the First Counteroffer. S&C indicated that BRF was willing to consider the First Counteroffer, discussed with Skadden BRF’s comments on the Proposed Post-Transaction Governance Measures and requested that the Special Committee permit Mr. Riley to negotiate with senior members of National management regarding management’s outstanding equity awards. On the same day, Skadden sent to McGuireWoods questions compiled by KBW and Skadden at the Special Committee’s direction regarding the July 5 Consortium Proposal, including questions regarding the offer of $3.25 per Share and the Consortium’s plan to finance and complete its proposed transaction.

On July 9, 2020, McGuireWoods, on behalf of the Consortium, sent a letter to KBW by email, in which the Consortium did not answer the questions sent by Skadden on July 8 and requested that the Special Committee speak with participants in the Consortium (the “July 9 Consortium Letter”).

On the same day, a representative of WilmerHale wrote to Skadden and stated that, according to Mr. Mullen, at the Special Committee’s instruction, Mr. Mullen, as a participant in the Consortium, had only communicated with Mr. Riley in Mr. Riley’s capacity as a stockholder of National and had not discussed the potential transaction with Mr. Riley. Further, Mr. Mullen had informed WilmerHale that certain investors with whom management had historical relationships contacted members of management on an unsolicited basis after the April 30 Riley Proposal was publicly disclosed and expressed support for a transaction as an alternative to the April 30 Riley Proposal; that management did not initiate any contact with investors regarding the Consortium’s proposals; and, other than the inquiry from INTL, management had not received any other proposal for a strategic transaction with National. Mr. Mullen confirmed, through WilmerHale, that he would abide by the Special Committee’s instructions and would not communicate with Mr. Riley on any topic except as authorized by the Special Committee.

On July 10, 2020, representatives of KBW spoke with INTL, in which INTL stated that it “likely” had interest in a transaction with National, including an acquisition transaction, at “a modest premium” to National’s stock price.

On July 12, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed Skadden’s recent communication with S&C, including BRF’s indication of its willingness to consider the First Counteroffer. KBW then informed the Special Committee of INTL’s expression of interest. In consultation with KBW, the Special Committee discussed such expression of interest, including the credibility of INTL’s interest; whether INTL would likely make a proposal superior to the First Counteroffer, which BRF might accept, or the July 5 Consortium Proposal; the potential increase in time and expense if National were to engage with INTL; the fact that Mr. Riley had stated that BRF did not intend to sell its ownership interest in National; and the risk that a potential transaction with INTL could not be completed without BRF’s support. Following discussion, the Special Committee agreed that it was unlikely that engaging with INTL would lead to a transaction in the best interests of National and its stockholders, and directed KBW to respond to INTL if further contacted, but not to pursue INTL. The Special Committee then received a report from Skadden regarding Mr. Mullen’s response to the Special Committee’s inquiry about management’s interaction with Mr. Riley or any other third parties. Following discussion, the Special Committee determined that Mr. Mullen’s response was satisfactory. The Special Committee then discussed the July 5 Consortium Proposal, including the fact that it offered a higher price than the April 30 Riley Proposal and the First Counteroffer; the Consortium’s continued failure to address the Special Committee’s concerns with its proposed transaction, provide a detailed plan for financing or address the risk that BRF would not support the Consortium’s proposal; and the potential regulatory risks created by the Consortium’s plan to use National’s brokerage services to market National’s Shares. Following discussion, the Special Committee concluded that, despite offering a higher price, the July 5 Consortium Proposal was vague and speculative, such that it was not in the best interests of National or its stockholders to pursue it; the Special Committee would not speak with the Consortium as requested by the July 9 Consortium Letter; and the Special Committee would engage with the Consortium primarily to maintain competition in order to obtain an improved offer from BRF. The Special Committee then discussed potentially delivering another counteroffer to BRF. Following discussion, the Special Committee directed KBW to deliver a counteroffer of $3.25 per Share (the “Second Counteroffer”) to BRF and directed Skadden to finalize the Proposed Post-Transaction Governance Measures with BRF. The Special Committee also noted that, in order for the potential transaction with BRF to proceed, BRF required that BRF and senior members of National management renegotiate management’s outstanding equity awards so as to mitigate the dilutive effect of such equity awards upon a change-of-control transaction. The Special Committee agreed that it would only authorize such negotiation after the Special Committee and BRF could agree on price for BRF’s offer to the Minority Stockholders and Proposed Post-Transaction Governance Measures for those Minority Stockholders who chose not to participate in the proposed tender offer.

On July 13, 2020, representatives of Skadden called representatives of McGuireWoods and informed them that the Special Committee would no longer speak with the Consortium and would only consider answers to the Special Committee’s questions submitted in writing.

On July 14, 2020, representatives of Skadden called representatives of S&C and discussed the Proposed Post-Transaction Governance Measures. Following discussion, a representative of S&C indicated that BRF might agree that following the closing of its potential offer, (i) National would continue to make annual audited financial statements available to all stockholders; (ii) National’s board of directors would consist of the Chief Executive Officer of National, two directors designated by BRF and two directors who qualified as “independent directors” within the meaning of the listing standards of Nasdaq; (iii) any acquisition by BRF of the remaining Shares would require the approval of the independent directors and a majority of the Minority Stockholders; and (iv) certain transactions between National and BRF would require the approval of the independent directors, in the case of each of clauses (i) through (iv), for a period of time to be agreed (clauses (i)-(iv), the “Post-Transaction Governance Measures”). On the same day, McGuireWoods, on behalf of the Consortium, sent Skadden responses to the questions previously sent by Skadden on July 8 (the “July 14 Consortium Response”). Skadden promptly shared such responses with the Special Committee and KBW.

On July 15, 2020, at the Special Committee’s direction, representatives of KBW called Mr. Riley, informing him that National received two proposals for a potential strategic transaction, one of which was for $3.25 per Share, and presented Mr. Riley with the Second Counteroffer. Mr. Riley responded that BRF would consider accepting the Second Counteroffer if BRF could review National’s latest financial information and be satisfied with National’s performance. Mr. Riley reiterated that BRF did not intend to sell its ownership interest in National for $3.25 per Share or any price near that price point. Mr. Riley further stated that BRF would include the Post-Transaction Governance Measures in any revised proposal BRF sent to the Special Committee. After the call, KBW promptly requested that National management provide KBW with National’s latest financial information.

On July 20, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed KBW’s and Skadden’s recent communications with Mr. Riley and S&C, respectively. The Special Committee then discussed the July 14 Consortium Response. The Special Committee noted that the Consortium’s plan for financing and executing the proposed transaction remained vague and speculative, and it was highly likely that its proposed transaction could not be completed given that BRF indicated it would not sell its ownership interest in National. With respect to the Consortium’s lack of a financing plan, the Special Committee discussed whether the Consortium should be permitted to discuss financing with banking institutions and considered various factors, including the risk that the July 5 Consortium Proposal could be leaked and cause disruption to National’s business; the likelihood that the Consortium could not obtain a satisfactory financing commitment in light of the significant risks of its proposed transaction; and the likelihood that, in any event, its proposed transaction could not be completed because BRF would not sell its ownership interest. Following discussion, the Special Committee agreed that the Consortium should not be permitted to engage with banking institutions, and that the Special Committee should continue to focus on obtaining an improved offer from BRF. The Special Committee also received an update from KBW that INTL had made no further contact with KBW. Ms. Creagh, who was not present at the meeting, received a report of the meeting from Skadden and agreed with the Special Committee’s decisions at this meeting.

On the same day, KBW provided to Mr. Riley the materials that it received from National management regarding National’s most recent financial performance and outstanding equity awards.

On July 23, 2020, representatives of KBW spoke with Mr. Riley, who informed KBW that, after reviewing National’s latest financial information, BRF had decided to make a revised offer for $2.75 per Share, which offer would include the Post-Transaction Governance Measures. Mr. Riley stated that BRF might increase the price to $3.25 per Share if BRF and senior members of National management could reach satisfactory agreement on management’s outstanding equity awards and mitigate their dilutive effect upon a change-of-control transaction.

On July 24, 2020, BRF sent a letter to the Special Committee reiterating that BRF’s objective has always been about National “right sizing” its expense by delisting from Nasdaq and ceasing to be a public reporting company, and indicating its proposal to increase its offer to the other National stockholders to $2.75 per Share (the “July 24 Riley Proposal”). The July 24 Riley Proposal provided that the proposal was conditioned, among other things, on arrangements satisfactory to BRF as to new compensation arrangements with senior members of National management including mitigation of the dilution resulting from their existing equity awards. The July 24 Riley Proposal also indicated that BRF would agree to the Post-Transaction Governance Measures for a period of two years following completion of the offer.

On July 27, 2020, BRF filed a Form 13D/A disclosing the July 24 Riley Proposal.

On July 28, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed and compared the July 24 Riley Proposal and the July 5 Consortium Proposal. Among other things, the Special Committee considered the facts that, at $3.25 per Share, the July 5 Consortium Proposal offered a higher price than the July 24 Riley Proposal; Mr. Riley’s statement that BRF would not sell its ownership interest for $3.25 per Share or any price near that price point; the July 5 Consortium Proposal was vague and speculative; the Consortium had consistently failed to offer assurance that it could fund its proposed transaction or overcome BRF’s opposition thereto; delisting the Shares from Nasdaq and ceasing to be a public reporting company would generate significant cost savings for National; the July 24 Riley Proposal included the Post-Transaction Governance Measures which provided adequate protections for the Minority Stockholders who might choose not to tender their Shares; and BRF had expressed openness to further improving its offer. Following discussion, the Special Committee concluded that pursuing the July 24 Riley Proposal was in the best interests of National and the Minority Stockholders; the Special Committee would authorize Mr. Riley and senior members of National management to discuss management’s compensation, including management’s outstanding equity awards; and the Consortium should be promptly informed of the Special Committee’s decision. The Special Committee then discussed and agreed that Mr. Gary and Mr. Hume would speak with Mr. Mullen, as a member of the Consortium, pursuant to a set of talking points.

On July 30, 2020, at the Special Committee’s direction, Mr. Gary and Mr. Hume called Mr. Mullen and informed him that the Special Committee had decided to pursue a strategic transaction with BRF and would authorize Mr. Riley and senior members of National management to discuss management’s compensation, including management’s outstanding equity awards.

On July 31, 2020, at the Special Committee’s direction, representatives of Skadden called representatives of McGuireWoods to tell them about the committee’s decision to pursue the publicly disclosed July 24 Riley Proposal. Skadden answered questions from McGuire Woods regarding the Special Committee’s decision and discussed the negotiation that BRF wanted to have with senior members of National management. Later that day, representatives of Skadden called representatives of S&C and discussed the negotiation that BRF wanted to have with senior members of National management. On the same day, after reporting such communications to the Special Committee and receiving the Special Committee’s approval, Skadden delivered to S&C the Special Committee’s authorization of the negotiation between BRF and senior members of National management regarding management’s compensation, including management’s outstanding equity awards, for the sole purpose of furthering the transaction contemplated by the July 24 Riley Proposal.

Between July 31, 2020 and August 21, 2020, Mr. Riley and senior members of National management, including Mr. Mullen, discussed revisions to management’s outstanding equity awards.

On August 21, 2020, Mr. Riley wrote to KBW and stated that BRF could not come to an agreement with senior members of National management with respect to management’s outstanding equity awards and that BRF planned to withdraw the July 24 Riley Proposal. Later that day, during a call with representatives of KBW, Mr. Riley stated that BRF might pursue one of two options: first, it might seek control over 50% of the voting power of National by purchasing additional Shares on the open market after the Standstill Agreement expired; or BRF would consider selling its ownership interest in National for $3.25 per Share or more, because Mr. Mullen had told Mr. Riley that he was aware of potential buyers at that price. Mr. Riley stated further that he hoped the opportunity of selling the Shares for $3.25 per Share or more could also be made available to Mr. Asher.

On August 23, 2020, representatives of KBW called Mr. Mullen and discussed the status of the negotiation between Mr. Riley and senior members of National management regarding senior management’s outstanding equity awards. Mr. Mullen confirmed that Mr. Riley had decided to discontinue the negotiations. Mr. Mullen stated that he believed he could find buyers for the Shares owned by Mr. Riley and Mr. Asher for $3.25 per Share.

On August 24, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. Representatives of KBW updated the Special Committee regarding the communications KBW had with Mr. Riley and Mr. Mullen. The Special Committee then discussed whether Mr. Mullen should be permitted to pursue a strategic transaction to sell BRF’s and Mr. Asher’s ownership interest in National at $3.25 per Share or more. Among other things, the Special Committee considered its fiduciary duties and concluded that the Special Committee would not facilitate, support or approve a transaction in which only certain larger stockholders of National could participate. The Special Committee then discussed other potential courses of action, including encouraging Mr. Riley and Mr. Mullen to renew their negotiation; directing KBW to explore a sale of National to other potential counterparties with the help of Mr. Mullen; and potentially winding down the Special Committee process. The Special Committee considered various factors, including the strategic objectives of National; the likelihood of there being or not being credible interest in acquiring National at $3.25 per Share or more, which represented a significant premium to National’s stock price; the potential resources and expenses required for further exploration of a strategic transaction; and the potential future relationship between BRF and National. Following discussion, the Special Committee concluded that it needed more information to evaluate the potential courses of action and directed KBW to engage with Mr. Riley to further assess the status of his negotiation with senior management and to discuss a potential alternative transaction with Mr. Mullen.

On August 25, 2020, Mr. Riley sent an email to the representatives of KBW and asked questions regarding management’s outstanding equity awards. KBW promptly informed the Special Committee and Skadden of such communication. On the same day, at the Special Committee’s direction, representatives of KBW called Mr. Mullen and informed him that the Special Committee would not support a transaction in which only BRF and Mr. Asher could participate and asked Mr. Mullen to identify the buyers whom he believed would purchase the Shares held by BRF and Mr. Asher for $3.25 per Share or more.

On August 26, 2020, after further discussions between representatives of KBW and Mr. Riley, Mr. Riley confirmed to KBW BRF’s withdrawal of the July 24 Riley Proposal. Later that day, Mr. Riley wrote to the Special Committee stating that BRF was withdrawing the July 24 Riley Proposal and expressing his belief that National management had been granted equity compensation that, in connection with a change of control of National, would be highly dilutive to National stockholders (the “August 26 Riley Email”).

On August 27, 2020, BRF filed a Form 13D/A disclosing the August 26 Riley Email.

Following BRF’s withdrawal of the July 24 Riley Proposal, Mr. Riley and Mr. Mullen did not discuss a potential proposal involving National until September 16, 2020.

On August 31, 2020, at the Special Committee’s direction, representatives of KBW called Mr. Mullen and discussed Mr. Mullen’s statement that he was aware of potential buyers for the Shares held by BRF and Mr. Asher at $3.25 per Share or more. Mr. Mullen stated that, based on his relationship with certain high-net-worth clients of National and interest shown by participants in the Consortium, he was confident that he could gather a group of individuals interested in, and with the ability to fund, such a transaction. Mr. Mullen acknowledged that he was not aware of any interest from institutional investors or any large investor in a strategic transaction involving National.

On September 2, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed KBW’s recent communication with Mr. Mullen and concluded that there was no credible third party interest in acquiring National at $3.25 per Share or more. The Special Committee further concluded that, since BRF had withdrawn its proposal and the Consortium’s proposal was vague and speculative, such that it was not in the best interests of National or its stockholders to pursue it, the Special Committee should conclude the process of evaluating a potential strategic transaction involving National. The Special Committee agreed that it would deliver its decision and provide a description of its process to the National Board at the next Board meeting.

On September 4, 2020, the National Board held a meeting with representatives of WilmerHale in attendance. The members of the Special Committee delivered the Special Committee’s conclusion that there was no viable strategic transaction for National at that time. Certain members of the National Board, who were not on the Special Committee, expressed their belief that Mr. Mullen could facilitate a strategic transaction involving National. Following discussion, a majority of the National Board agreed to invite Mr. Mullen to present a proposal to the National Board in the next National Board meeting. At the meeting, the National Board also accepted the resignation of Mr. Michas, who had informed the National Board that he wished to retire, from the National Board.

On September 14, 2020, Mr. Mullen received a letter from Mr. Asher, dated September 7, 2020, which had been addressed to the National Board and management. The letter had been previously received in National’s general investor relations email account and had not yet been opened. In the letter, Mr. Asher expressed dissatisfaction with National’s performance, called for the departure of Mr. Mullen, changes to management’s compensation and addition of new independent directors to the National Board and stated that he was prepared to solicit proxies from National’s stockholders to change the National Board’s composition (the “September 7 Asher Letter”).

On September 15, the National Board met to discuss the September 7 Asher Letter.

On September 16, 2020, Mr. Riley spoke with Mr. Mullen in Mr. Riley’s capacity as the Co-Chief Executive Officer of BRF. During the course of the call, Mr. Mullen indicated to Mr. Riley that Mr. Asher had sent the September 7 Asher Letter to the National Board. Mr. Riley subsequently sent an email to a representative of WilmerHale requesting a copy of the letter. Following confirmation from Mr. Riley that such letter would treated as a confidential board matter, the representative of WilmerHale sent the September 7 Asher Letter to Mr. Riley. Following receipt of the September 7 Asher Letter, Mr. Riley called Mr. Mullen to discuss such letter. During the course of the call with Mr. Mullen, Mr. Riley stated that he realized that he had missed a portion of one of Mr. Mullen’s emails that could have resulted in an agreement regarding senior management’s outstanding equity awards. Mr. Riley and Mr. Mullen, while on the phone, informally outlined a potential path to agreement regarding the treatment of such equity awards. After the call with Mr. Mullen, Mr. Riley sent an email to certain members of the National Board and management informing them of his discussion with Mr. Mullen and stating that he now believed that he could reach an agreement with senior management regarding management’s outstanding equity awards. Mr. Riley also called a representative of WilmerHale to explain the importance of the missed portion of the email to his willingness to pursue a transaction. The representative of WilmerHale then sent an email to the National Board, informing them of his discussion with Mr. Riley, including Mr. Riley’s belief that BRF could reach an agreement with management regarding senior management’s outstanding equity awards.

Later that day, the Special Committee, which consisted of Mr. Gary, Mr. Hume and Ms. Creagh, held a meeting with representatives of Skadden in attendance. The Special Committee discussed the interim events since the September 2 Special Committee meeting and directed Skadden to gather more information regarding the discussions between Mr. Riley and Mr. Mullen after Mr. Riley withdrew the July 24 Riley Proposal, and the relationship between BRF and Mr. Asher. The Special Committee decided that it would continue to retain KBW as its financial advisor.

On September 18, 2020, at the Special Committee’s direction, representatives of Skadden and S&C spoke. A representative of S&C described to Skadden the discussion between Mr. Riley and Mr. Mullen on September 16, which led Mr. Riley to consider renewing the July 24 Riley Proposal. Representatives of Skadden asked questions about the relationship between BRF and Mr. Asher and, having previously learned from KBW that Mr. Riley had realized the competing bidder was the Consortium, informed S&C that the Special Committee was in the process of evaluating a potential transaction with the Consortium, which offered to purchase all outstanding Shares for $3.25 per Share. The representative of S&C stated that Mr. Riley desired a speedy process and might lose interest in pursuing a transaction with the lapse of time.

Later that day, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed Skadden’s report on its discussion with S&C earlier that day. The Special Committee noted that the potential transaction with BRF would require Mr. Riley and senior members of National management to reach an agreement on management’s compensation, including the outstanding equity awards. The Special Committee then discussed the potential new proposal from the Consortium, including Mr. Mullen’s statement that he was aware of investors who would pay $3.25 per Share for the Shares. The Special Committee then discussed its concerns with the potential new proposal from the Consortium, based on the Special Committee’s prior evaluation of the July 5 Consortium Proposal, including the lack of BRF’s support, the lack of financing plan or credible investor interest and the regulatory risks created by the Consortium’s plan to use National’s brokerage services to market its Shares. The Special Committee noted BRF’s support was necessary for the Consortium’s proposal to proceed; and Mr. Riley had recently indicated BRF’s openness to selling its ownership interest in National for $3.25 per Share or more. The Special Committee noted further that, even with BRF’s support, there remained significant risks in the Consortium’s proposal. Following discussion, the Special Committee decided to meet with members of management in their capacity as participants in the Consortium to discuss and evaluate a potential new proposal from the Consortium. The Special Committee also decided to again treat BRF and management as competing bidders for National and to prohibit them from engaging in unauthorized discussions. The Special Committee directed Skadden to coordinate with WilmerHale and arrange the meeting with the Consortium.

On September 21, 2020, the Special Committee held a meeting with certain participants in the Consortium, including Mr. Mullen, Mr. Worman, Mr. DeSena, Mr. Rich and Mr. Shiv, and representatives of KBW, Skadden and WilmerHale in attendance. Mr. Mullen reviewed the materials the Consortium had provided to the Special Committee prior to the meeting and explained that the materials and presentation were for information purposes only and did not constitute a proposal. He explained that the Consortium had begun preparing a new proposal under the belief that National had no strategic alternative. Since then, Mr. Riley had indicated to Mr. Mullen that BRF might revive the July 24 Riley Proposal. Mr. Mullen also acknowledged that management had received the Special Committee’s instruction and would not engage in any unauthorized discussion with Mr. Riley. Mr. Mullen then reviewed the Consortium’s presentation, which described an offer to purchase the ownership interests of BRF and Mr. Asher for $3.25 per Share. Representatives of Skadden, on behalf of the Special Committee, posed detailed questions regarding the presentation. Regarding the price of $3.25 per Share, the Consortium stated that it had not performed any financial analyses of National and the price was based on the Consortium’s view of National’s growth potential. The Consortium did not believe there was investor interest in acquiring National for more than $3.25 per Share. Regarding the plan to fund a transaction on the term described, the Consortium stated that in addition to funds available to participants in the Consortium, it expected that certain high-net-worth individuals who were National’s clients would be interested in investing. Mr. Mullen stated that, while the Consortium had not approached any such individual, it was confident that it could garner sufficient interest based on its relationships with those individuals. Regarding the rationale for making the potential offer available only to BRF and Mr. Asher, Mr. Mullen stated that the Consortium believed an offer to purchase all outstanding Shares would be too costly and time-consuming. The representatives of Skadden asked many follow-up questions and explained that the Special Committee’s focus was to have sufficient assurance that the Minority Stockholders were offered the best price reasonably available and that a transaction at such price was reasonably likely to close. Following discussion, Mr. Mullen requested the meeting be adjourned. The Special Committee agreed. The Special Committee directed KBW and Skadden to continue to review the materials prepared by the Consortium, ask follow up questions and report back to the Special Committee.

On September 22, 2020, at the Special Committee’s direction, representatives of Skadden spoke with Mr. Mullen and discussed the key terms of the Consortium’s presentation. Mr. Mullen stated that the Consortium believed, due to the FINRA approval required and other considerations, that a tender offer by the Consortium for all outstanding Shares would be so time-consuming that, by the time it could close, the Standstill Agreement would be near its expiration, which might cause BRF to decline to tender its Shares. Representatives of Skadden asked questions regarding the basis of Mr. Mullen’s beliefs and reiterated that the Special Committee would not support a transaction in which only BRF and Mr. Asher could participate. Later that day, at the Special Committee’s direction, representatives of KBW spoke with Mr. Mullen and discussed the contemplated price of $3.25 per Share and the Consortium’s financing plan. Mr. Mullen stated that the price of $3.25 per Share was based on “the talk on the street” and the Consortium believed that certain parts of National’s business, in particular the wealth management business, were undervalued and that the presence of large stockholders, such as BRF and Mr. Asher, depressed National’s stock price. When asked about the Consortium’s financing plan, Mr. Mullen informally indicated that participants in the Consortium could contribute collectively between $1.5 million to $5 million and would raise up to approximately $79.5 million from other individuals. On the same day, representatives of Skadden called S&C and discussed a potential proposal from BRF. A representative of S&C stated that if BRF formally submitted a proposal, BRF would offer $2.75 per Share on the condition that BRF and senior members of National management could agree on management’s outstanding equity awards. The representative of S&C stated further that BRF was no longer considering selling its ownership interest for $3.25 per Share or any price near that price point.

On September 23, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed KBW’s and Skadden’s communications with Mr. Mullen, in his capacity as the lead participant in the Consortium. The Special Committee discussed that the terms described by the Consortium would include only BRF and Mr. Asher while knowing the Special Committee would not support such a transaction, because participants in the Consortium preferred resuming negotiation regarding their outstanding equity awards with BRF over pursuing a separate strategic transaction with National. The Special Committee then discussed the Consortium’s presentation, including the fact that it was dependent on the availability of sufficient funds and a credible plan to secure additional funds; the Consortium would only extend the offer to BRF and Mr. Asher; and the risk that, even if the Consortium agreed to extend the offer to all stockholders, BRF would oppose the transaction or might decide not to tender as the Standstill Agreement neared expiration when the transaction would be expected to close. The Special Committee discussed the fact that the Special Committee did not have full insight into BRF’s or the Consortium’s strategic goals and concluded that, based on the information available to the Special Committee, the Special Committee perceived significant risks in a potential transaction with the Consortium and believed it was not in the best interests of National or its stockholders. The Special Committee then discussed whether there was credible interest in acquiring National for $3.25 per Share or more. In consultation with KBW, the Special Committee discussed the Consortium’s view on National’s value and considered various factors, including the fact that the Consortium’s view was not supported by analyst reports or other publicly available data and could have been motivated by the desire to induce BRF, which acquired its ownership interest at $3.25 per Share, to sell its ownership interest; the Special Committee had previously determined that management’s projections were overly optimistic and not well supported; and National’s various business lines were integrated and should not be valued separately. Following discussion, the Special Committee concluded that the likelihood of there being credible interest in acquiring National for $3.25 per Share or more was low. The Special Committee also discussed whether to ask the Consortium to improve its the terms on which a transaction would be based. Following discussion, the Special Committee concluded that, in light of the length of the process, the risks of the transaction described by the Consortium and the fact that BRF planned to submit a new proposal making a cash tender offer to all stockholders of National, the Special Committee should not continue to engage with the Consortium and should pursue a transaction with BRF. The Special Committee then discussed strategies to obtain an improved offer from BRF and directed KBW to ask BRF for an increase in the potential offer price. The Special Committee then instructed Skadden and KBW to inform the Consortium of the Special Committee’s decision and to facilitate the negotiation between BRF and senior members of National management regarding management’s compensation with representatives of Skadden or KBW present in order to keep the Special Committee apprised.

On September 24, 2020, at the Special Committee’s direction, representatives of KBW called Mr. Riley and asked him to increase the price in BRF’s next proposal to be submitted to the Special Committee. Mr. Riley declined. Mr. Riley stated that, following the clarification of his misunderstanding concerning the proposal from Mr. Mullen regarding the outstanding equity awards, BRF no longer wished to sell its ownership interest and remained interested in working with senior management to come to mutual agreements. Mr. Riley stated that BRF would offer $2.75 per Share, same as the July 24 Riley Proposal, or BRF was willing to wait until the Standstill Agreement expired to acquire over 50% of the voting power of National.

On the same day, a representative of S&C informed Skadden that, based on S&C's discussion with BRF, Mr. Asher was not a co-purchaser in the proposed transaction, nor had BRF made any offer to Mr. Asher to obtain his support of the proposed transaction. Representatives of Skadden promptly reported the communication to the Special Committee.

On September 25, 2020, a representative of S&C informed Skadden that BRF had preliminarily offered to replace one-third of the fair market value of the equity awards granted to senior management with cash payments, one-third with restricted stock of National and another one-third with restricted stock of BRF, and that Mr. Mullen communicated to Mr. Riley that he believed such terms would be acceptable to the rest of senior management. The S&C representative confirmed that Mr. Riley agreed to have representatives of Skadden present at the next discussion between Mr. Riley and senior management.

On September 27, 2020, representatives of S&C and Skadden had further discussions to arrange the meetings between Mr. Riley and senior management.

On September 29, 2020, the Special Committee held a meeting with representatives of Skadden and KBW in attendance. The Special Committee discussed KBW’s and Skadden’s communications with Mr. Riley and S&C, respectively, in the interim. The Special Committee discussed whether to ask BRF to improve its offer again. Following discussion, the Special Committee agreed that it was unlikely that BRF would agree to further improve its offer, and it was in the best interests of National and the Minority Stockholders to pursue the transaction with BRF at $2.75 per Share. The Special Committee directed Skadden and KBW to help facilitate the negotiation between Mr. Riley and senior management and report updates to the Special Committee.

On October 1, 2020, Mr. Riley and senior members of National management, including Mr. Mullen, had a call and discussed the process for negotiation of senior management’s compensation with representatives of S&C, WilmerHale and Skadden in attendance. In addition, Mr. Riley outlined his preliminary proposal with respect to senior management’s outstanding equity awards as he previously outlined to Mr. Mullen. Senior members of National management confirmed that they believed they could reach an agreement with Mr. Riley based on such terms. Promptly following the call, Skadden reported the discussion between Mr. Riley and senior management to the Special Committee. Throughout the period during which Mr. Riley and senior members of National management negotiated senior management’s outstanding equity awards, Skadden regularly discussed with S&C, as the Special Committee instructed, was informed about the status of the negotiation and provided such status updates to the Special Committee.

On November 11, 2020, BRF sent a letter to the Special Committee renewing the July 24 Riley Proposal, including the price of $2.75 per Share and the Post-Transaction Governance Measures (the “November 11 Riley Letter”).

On November 12, 2020, BRF filed a Form 13D/A disclosing the November 11 Riley Letter.

On December 4, 2020, S&C sent a draft transaction agreement (the “Transaction Agreement”) to Skadden, which promptly provided the draft to the Special Committee and notified WilmerHale and KBW.

On December 8, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed materials prepared by Skadden and provided to the Special Committee prior to the meeting regarding the key terms of the Transaction Agreement. The Special Committee discussed the Transaction Agreement, including the requirement that the potential transaction be approved by the Special Committee and the majority of the Minority Stockholders, the Post-Transaction Governance Measures and National’s ability to accept a superior proposal, if any, after the entry into the Transaction Agreement. The Special Committee discussed the composition of the Minority Stockholders for purposes of the MFW Conditions and concluded that the Minority Stockholders should exclude BRF, BRF's subsidiaries, directors and executive officers and members of National management who would enter into new employment agreements with BRF in connection with the proposed transaction. The Special Committee then directed Skadden to work with WilmerHale to negotiate the Transaction Agreement with BRF. The Special Committee discussed Skadden’s report that Mr. Riley and senior National management were continuing to negotiate senior management’s compensation and directed Skadden to keep the Special Committee apprised of such negotiations.

On December 10, 2020, the National Board held a meeting with management and representatives of WilmerHale in attendance. Mr. Riley was present pursuant to BRF’s board observer rights under the Standstill Agreement. The National Board discussed National’s financial performance. During the Board meeting, management informed the National Board that certain funds managed by National’s private shares business invested in privately-held start-up companies, including Palantir Technologies Inc. (“Palantir”) and Airbnb, Inc. (“Airbnb”), which recently went public and whose stock prices had increased significantly since the initial public offerings. Management informed the National Board that, as a result of such investments, National might receive substantial fees in connection with managing the funds (the “Palantir Fees” and the “Airbnb Fees,” respectively). In particular, management informed the National Board that the Palantir Fees were expected to be significant relative to National’s market capitalization, and the amount of the Palantir Fees would be partially determined by Palantir’s stock price at the time when National disposed of Palantir’s stock. The National Board discussed a plan to enter into hedging transactions with third parties. However, because National lacked the capital to be a direct counterparty to such hedging transactions, National planned to enter into such hedging transactions through BRF. Management further informed the National Board that National was also exploring the sale of the funds that held Palantir stock, likely at a discount, prior to the time that National was permitted to dispose of Palantir’s stock under the securities laws in order to realize near-term liquidity.

On the same day, after the National Board meeting, Mr. Riley and Mr. Mullen had a discussion regarding senior management’s compensation. During the discussion, Mr. Mullen requested that in the event BRF were to complete the tender offer, BRF would ensure that National reimburse legal fees that Mr. Mullen had previously incurred (in the amount of $784,000) and might incur in the future in connection with a previously received SEC subpoena. Mr. Riley stated that he believed that Mr. Mullen was entitled to reimbursement of these expenses as an officer of National and that BRF would agree to his request (the “Indemnification Agreement”). Subsequently, Mr. Mullen informed several directors, which included all members of the Special Committee, of this understanding.

On the same day, Mr. Riley, on behalf of BRF, and senior National management began discussions of revised employment agreements for certain members of National management which became the New Employment Agreements.

On December 23, 2020, at the Special Committee’s direction, representatives of KBW had a call with management to discuss National’s recent financial performance. Members of management informed KBW of the topics discussed at the December 10 Board meeting. Representatives of KBW promptly discussed with members of the Special Committee that the Palantir Fees, which were significant relative to National’s market capitalization, might impact the value of National. Following preliminary discussion with KBW, members of the Special Committee decided to reevaluate the value of National and consider making a counteroffer to BRF. Members of the Special Committee then directed representatives of Skadden to instruct senior management to halt the discussion with BRF of the substantive terms regarding management’s compensation until the Special Committee could negotiate the transaction price and terms with BRF. Later that day, a representative of Skadden called WilmerHale and delivered the Special Committee’s instructions to management.

On December 31, 2020, the National Board held a meeting with management and representatives of WilmerHale and Skadden in attendance. The National Board discussed the proposed entry by National into hedging transactions with certain third parties through BRF. Following discussion, the National Board concluded that the potential hedging transactions, if entered into, would be fair and in the best interests of National and its stockholders.

On January 5, 2021, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed a presentation received from KBW, filed as exhibit (c)(8) to the Schedule 13E-3, containing, among other information, (i) a situation overview, (ii) a comparison of performance metrics among National and selected public companies, (iii) a comparison of trading metrics among National and selected public companies, (iv) selected public company historical trading statistics, (v) an update on the Palantir carry shares, which used information provided by National management, as further described in the section under the heading “—Certain Prospective Financial Information,” and (vi) an illustrative valuation comparison of National. The Special Committee reviewed KBW’s presentation and discussed the financial analyses performed by KBW in June 2020, National’s financial performance since June 2020 and the financial performance of selected public companies based on publicly available information. The Special Committee observed that, while the overall performance of the broker-dealer industry had improved since June 2020, National’s performance had declined since June 2020. The Special Committee considered the impact that National’s performance relative to the selected public companies could have on comparing trading metrics among National and the selected public companies, including which selected public company trading metrics appeared more applicable to National. The Special Committee then discussed the potential impact of the Palantir Fees and the Airbnb Fees on the value of National. In consultation with KBW, the Special Committee determined that the Palantir Fees were a one-time liquidity event, as opposed to an event that altered National’s long-term prospects, and discussed that, based on certain preliminary illustrative pro forma adjustments to National’s balance sheet using information provided by National management, the Palantir Fees might generate as much as $0.74 additional value on a per-Share basis subject to various assumptions, including that Palantir’s stock traded at $28 per share. The Special Committee discussed further that, due to lack of information, KBW’s presentation did not reflect certain events that might have a negative impact on the value of the Palantir Fees, which events included the potential hedging transactions by National and National’s plan to potentially sell the funds that held the Palantir stock, likely at a discount. In consultation with KBW, the Special Committee also determined that the Airbnb Fees were immaterial to the value of National. For more information regarding the Special Committee’s evaluation of the Palantir Fees and Airbnb Fees, please refer to the section under the heading “—Certain Prospective Financial Information.” Following discussion, the Special Committee determined that in light of National’s performance since June 2020, including National’s performance relative to its peers, the long-term prospects of National remained substantially the same as those in June 2020; the assumptions chosen by the Special Committee, which formed the basis for the Initial Special Committee Case, should be applied to a baseline consisting of National’s fiscal year 2020 actual revenue, the pre-tax income as reported in National’s annual report on Form 10-K filed on December 29, 2020 and other data from management regarding National’s recent financial performance. The Special Committee also determined that the value of National should reflect the value of National based on its long-term prospects plus the present value of the Palantir Fees and disregard the present value of the Airbnb Fees. The Special Committee then discussed valuation of National based on such conclusions. Next, the Special Committee discussed delivering a counteroffer to BRF. Following discussion, the Special Committee directed KBW to request management to provide updated management projections, if any, and additional information regarding National’s Palantir investment, and in the interest of time, to concurrently deliver a counteroffer of $3.50 per Share to BRF (the “Third Counteroffer”).

On the same day, after the committee meeting and at the Special Committee’s direction, representatives of KBW called Mr. Riley and delivered the Third Counteroffer. Mr. Riley initially responded by offering $3.15 per Share. After further discussion with KBW, Mr. Riley offered $3.25 per Share for a transaction following which National would become a wholly-owned subsidiary of BRF (the “Final Riley Proposal”) and stated that such offer was “best and final.” Mr. Riley further stated that he planned to send a written proposal to the Special Committee. After Skadden was informed by KBW of the discussion between KBW and Mr. Riley, representatives of Skadden called S&C and discussed the potential timeline for the transaction contemplated by the Final Riley Proposal. Following discussion, S&C and Skadden agreed that an updated written proposal could delay the proposed transaction and that the parties would work towards finalizing the proposed transaction before the stock market opened on Monday, January 11, 2021.

Later that day, representatives of KBW and Skadden informed the Special Committee that BRF responded to the Third Counteroffer, and the Special Committee decided to hold a meeting the next day to discuss BRF’s response. Ms. Creagh, who was unable to attend the Special Committee meeting the next day, spoke with representatives of Skadden that day. Representatives of Skadden reported on the discussion between KBW and Mr. Riley to Ms. Creagh, compared the Final Riley Proposal with the July 24 Riley Proposal and answered questions from Ms. Creagh. Following consideration, Ms. Creagh expressed her support for a transaction with BRF on the terms of the Final Riley Proposal.

On January 6, 2021, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee received updates from KBW and Skadden regarding the advisors’ recent communications with Mr. Riley and S&C. The Special Committee then discussed the Final Riley Proposal and considered various factors, including that compared to the July 24 Riley Proposal, the Final Riley Proposal no longer allowed stockholders who did not tender their Shares to continue to hold their Shares after the tender offer closed; that at $3.25 per Share, the Final Riley Proposal offered a higher price than the July 24 Riley Proposal; such price was likely the highest price for National reasonably available, in light of the length of the negotiation process, the lack of credible alternative proposals, Mr. Riley’s statement that the proposal was “best and final,” and the fact that National currently had more leverage to negotiate with BRF because the Standstill Agreement had not yet expired. Following discussion, the Special Committee concluded that pursuing a transaction with BRF on the terms of the Final Riley Proposal was in the best interests of National and the Minority Stockholders. Representatives of Skadden reported to the committee members present that Ms. Creagh received the same information and supported pursuing such transaction with BRF. The members of the Special Committee in attendance unanimously determined to accept the Final Riley Proposal. The Special Committee then discussed the timeline of the potential transaction with BRF and agreed that National should aim to enter into a definitive agreement with BRF before the stock market opened on Monday, January 11, 2021. The Special Committee directed Skadden to inform WilmerHale of the Special Committee’s decision and to ask WilmerHale to inform the National Board and management of the same. The Special Committee also directed Skadden to inform senior management that it could resume negotiating the substantive terms of their compensation with BRF.

On the same day, after the Special Committee meeting, representatives of Skadden called WilmerHale and delivered the Special Committee’s directions. WilmerHale promptly informed the National Board and management.

On the same day, at the Special Committee’s direction, representatives of KBW had a call with management to discuss recent developments in National’s business, including the proposed hedging transactions, and obtained four-year projections of National for fiscal years 2021 to 2024. Management informed KBW that National’s business was facing increased risks due to the departure of certain key employees and losses sustained by several business lines. Management also explained the proposed hedging transactions further, confirmed that National was evaluating a potential sale of the funds that held the Palantir investment and stated that detailed terms of such sale were not available.

On January 7, 2021, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. Representatives of KBW updated the Special Committee regarding the call between management and KBW. The Special Committee then discussed a presentation received from KBW, filed as exhibit (c)(9) to the Schedule 13E-3, containing, among other information, the Updated Special Committee Case, as defined and described in the section under the heading “—Certain Prospective Financial Information,” which was prepared in accordance with Special Committee’s instructions. The Special Committee discussed the value of the Palantir Fees further and determined that the Palantir Fees were more likely to generate $0.52 of additional value based on various assumptions, including the three-day volume weighted average price of Palantir stock as of January 7 of $24.37. For more information regarding the analysis of Palantir Fees, including the updated value of the Palantir Fees of $0.53 per Share, which was reviewed and approved by the Special Committee on January 10, 2021 and was based on the three-day volume weighted average price of Palantir stock as of January 8 of $24.63, please refer to the section under the heading “—Certain Prospective Financial Information.” Representatives of KBW also explained that, on January 6, 2021, KBW requested and obtained projections for the fiscal years 2021 to 2024 from National management; however, such projections were based on incomplete or outdated information; and therefore, the Updated Special Committee Case incorporated only assumptions regarding tax rate, depreciation and amortization in the National management projections. Following discussion, the Special Committee approved and adopted the Updated Special Committee Case and directed KBW to use the Updated Special Committee Case for its financial analyses of National performed in connection with rendering a fairness opinion to the Special Committee.

On January 8, 2021, S&C sent a draft of the Merger Agreement to Skadden and WilmerHale. On the same day, representatives of WilmerHale had a call with Mr. Mullen and other members of management and discussed proposed changes to the New Employment Agreements. From January 8, 2021 until the execution of the Merger Agreement, Skadden, WilmerHale and S&C negotiated the Merger Agreement, the New Employment Agreements and other legal matters in connection with the potential transaction between National and BRF. Skadden did not participate in the negotiation of the New Employment Agreements. For more information regarding the New Employment Agreements, please refer to the section under the heading “—Arrangements Between National and its Executive Officers, Directors and Affiliates.”

On January 10, 2021, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. Representatives of Skadden reviewed the proposed Merger Agreement and the proposed New Employment Agreements. KBW reviewed the financial aspects of the Transactions and rendered to the Special Committee an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the Offer Price in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Shares (other than the Excluded Holders).For more information regarding KBW’s opinion, please refer to the section under the heading “—Opinion of the Special Committee’s Financial Advisor.” After discussion, including a discussion regarding the various factors described under “—Reasons for the Recommendation of the Special Committee and the National Board” the Special Committee unanimously resolved, among other things, to (i) declare the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, advisable and fair to and in the best interests of National and its stockholders (other than holders of the BRF Shares) and (ii) recommend that the National Board approve the Merger Agreement and the Transactions, including the Offer and the Merger.

On January 10, 2021, after the Special Committee meeting, the National Board held a meeting with representatives of WilmerHale, KBW and Skadden in attendance. The Special Committee provided the National Board with the materials prepared by the Special Committee’s advisors and the Special Committee’s conclusion. After discussion, including a discussion of the various factors as described under “—Reasons for the Recommendation of the Special Committee and the National Board,” the National Board, based on the Special Committee’s recommendation, unanimously resolved, among other things, to (i) declare that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of National and National’s stockholders (other than holders of the BRF Shares), (ii) approve the execution, delivery and performance by National of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iii) recommend that the stockholders of National (other than BRF or its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Concurrently with the execution of the Merger Agreement, BRF and Mr. Mullen entered into the Indemnification Agreement.

On January 11, 2021 National and BRF issued a joint press release announcing the entry into the Merger Agreement.

On January 12, 2021, the Special Committee held a meeting with representatives of Skadden in attendance to discuss the Indemnification Agreement that representatives of Skadden had become aware of following the entry into the Merger Agreement. The Special Committee discussed the Indemnification Agreement and noted that each committee member was aware that Mr. Riley had orally agreed to the underlying terms of the Indemnification Agreement prior to the January 10 Special Committee meeting and each member expected and assumed that BRF and Mr. Mullen would eventually enter into such an agreement. Following discussion, the Special Committee concluded that the fact that BRF and Mr. Mullen entered into the Indemnification Agreement concurrently with the execution of the Merger Agreement would not have impacted the Special Committee’s conclusion regarding the Transactions.

In late January, upon further consideration, National decided not to enter into hedging transactions regarding its Palantir investment.

On January 27, 2021, Purchaser commenced the Offer and National filed this Schedule 14D-9.

Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger

Each of the Special Committee and the National Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, National’s stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF).

At the meeting of the Special Committee on January 10, 2021, the Special Committee unanimously recommended that the National Board approve and declare advisable, fair to and in the best interests of National and its stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF) the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger.

At the meeting of the National Board on January 10, 2021, acting on the recommendation of the Special Committee, the National Board unanimously (i) approved and declared advisable, fair to and in the best interests of National and its stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF) the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) approved the execution and delivery and performance by National of the Merger Agreement and the consummation of the Transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved to recommend that National’s stockholders (other than BRF and its subsidiaries) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; (iv) resolved to take all actions necessary so that restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable laws with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable, will not apply to the Transactions, including the Offer and the Merger; and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

In approving the Merger Agreement and in evaluating the Offer and the Merger, the Special Committee, and subsequently the National Board, in consultation with the Special Committee’s and the National Board’s respective legal advisors and the Special Committee’s financial advisor, considered a number of reasons, including the following non-exhaustive list of favorable material reasons (not in any relative order of importance) that the Special Committee and the National Board respectively believe support their respective unanimous determinations and recommendations:

●	Price. The Offer, at $3.25 per Share in cash, provides certainty, immediate value and liquidity to National’s stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF).

●	Premium. The price of $3.25 per Share to be received by the National stockholders who are eligible to participate in the Offer represents a 6.9% premium to the closing price of the Shares on January 8, 2021 (the last trading day before the Merger Agreement was signed); a premium of 137.2% over the closing price of the Shares on April 30, 2020, the last trading day before BRF publicly announced that it had been granted a standstill waiver and made the April 30 Riley Proposal; a premium of 63.3% over the closing price of the Shares on July 24, 2020, the last trading day before BRF publicly announced that it had made the July 24 Riley Proposal; a premium of 76.6% over the closing price of the Shares on November 11, 2020, the last trading day before BRF publicly disclosed the November 11 Riley Letter; and a premium of 19.0% over the closing price of the Shares on December 29, 2020, the last trading day before National filed its Annual Report on Form 10-K and issued its press release reporting its earnings for the 2020 fiscal year which announced the possibility of receiving the Palantir Fees and the Airbnb Fees.

●	Successful Negotiation. As described further in the section entitled “— Background of the Offer and the Merger,” the Special Committee negotiated an increase in the price per Share from BRF’s initial offer of $2.00 per Share to $2.75 per Share and then further negotiated an increase in the price per Share from BRF’s July 24 Riley Proposal of $2.75 per Share to $3.25 per Share. The Special Committee also considered the fact that the Final Riley Proposal reflected an increase in value in light of the Palantir Fees. The Special Committee believed, after negotiations with BRF and its representatives and because BRF had previously withdrawn its $2.75 offer, that $3.25 was the highest price per Share that BRF was willing to pay as of the date of the execution of the Merger Agreement and that if National chose to not accept BRF’s offer or the Special Committee delayed signing the transaction to continue to seek additional value above $3.25 per Share, BRF may choose to wait until the expiration of the Standstill Agreement to evaluate a potential transaction (at which point, the Special Committee believed that National would have less leverage in negotiations with BRF and that there was a possibility that BRF might not renew its offer and might instead seek to acquire control of National by acquiring more than 50% of National’s outstanding Shares through open market purchases), such that the proposal by BRF presented a limited opportunity for stockholders to receive an additional premium in light of the Palantir Fees. In connection with considering the Offer and the Merger, the National Board adopted the Special Committee’s analysis with respect to this bullet as its own.

●	High Likelihood of Closing. The likelihood that the Offer and the Merger would be completed, based on, among other things, (i) BRF’s financial ability to complete an acquisition transaction of this size, (ii) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition and (iii) National’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by BRF and to specifically enforce the terms of the Merger Agreement.

●	Fast Time to Close. The anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 251(h) of the DGCL, which allows for the potential for closing in a relatively short timeframe.

●	BRF Not a Seller; Limited Opportunity Offer. The fact that BRF, which, together with its affiliates, beneficially owns approximately 45% of the outstanding Shares, had expressed, at times, its unwillingness to sell its interest in National generally or, at times, its unwillingness to sell its interest in National for less than $3.25 per Share, the fact that BRF had previously withdrawn BRF’s July 24 Riley Proposal, the fact that any alternative transaction was exceedingly difficult without the consent of BRF and the fact that BRF had previously stated that if National chose to not accept BRF’s offer, it may instead wait until the expiration of the Standstill Agreement to evaluate a potential transaction (at which point, the Special Committee believed that National would have less leverage in negotiations with BRF and that there was a possibility that BRF might not renew its offer and might instead seek to acquire control of National by acquiring more than 50% of National’s outstanding Shares through open market purchases), such that the proposal by BRF presented a limited opportunity for minority stockholders to realize a substantial short-term premium on their investment (for additional detail regarding this reason, see “— Background of the Offer and the Merger” above). In connection with considering the Offer and the Merger, the National Board adopted the Special Committee’s analysis with respect to this bullet as its own.

●	Public Process; No Credible Alternative Offers. The fact that BRF had first publicly announced that the Special Committee had granted BRF a waiver under the Standstill Agreement on April 30, 2020, that BRF had publicly announced its other offers that it submitted to the Special Committee, and that almost nine months passed between April 30, 2020 and January 10, 2021, the date of the Merger Agreement, with little inbound interest from other potential acquirors. The Special Committee noted the various offers from the Consortium and concluded that the offers from the Consortium were not credible offers, in part because of the Special Committee’s belief that the terms of the offers from the Consortium and other statements made by the Consortium across repeated conversations with the Consortium were repeatedly vague and unsubstantiated (particularly with respect to financing for the transaction) despite repeated attempts from the Special Committee to elicit additional detail from the Consortium. (For additional detail regarding this reason, see “— Background of the Offer and the Merger” above).

●	BRF’s Public Announcements of its Offers; Public Announcement of the Offer and the Merger. The fact that BRF had made public announcements of each offer it submitted and the fact that if another potential acquirer was interested in exploring a transaction with National, they could have approached National or the Special Committee throughout the course of the negotiations with BRF. The Special Committee also noted the fact that the Merger Agreement, the Offer and the Merger were announced publicly and the fact that if another potential acquirer was interested in exploring a transaction with National, they could have approached, and can still approach, National or the Special Committee after the public announcement of the Merger Agreement.

●	Risks of National’s Business Plan. Information with respect to National’s business, operations, financial condition, earnings and prospects, National’s long range plans, and the risk in achieving those prospects and plans, as well as industry, economic and market conditions and trends, the impact on National of general, macro-economic developments and other risks and uncertainties discussed in National’s public filings with the SEC.

●	Risks of Maintaining a Significant Stockholder Absent the Transactions. The fact that National nonetheless faced risks inherent to remaining a company with a single substantial shareholder, including the risk that BRF could potentially disagree with, or prevent, a future strategic plan and/or related financing or other strategic transaction that could be proposed or pursued by the National Board or National’s management in the future.

●	Opinion of the Special Committee’s Financial Advisor. The Special Committee considered the opinion, dated January 10, 2021, of KBW to the Special Committee as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price in the Offer and the Merger, taken together, to the holders of Shares (other than certain members of National’s management who entered into new employment agreements concurrently with entry into the Merger Agreement, BRF, Merger Sub and their respective affiliates, as more fully described under “— Opinion of the Special Committee’s Financial Advisor”). In connection with considering the Offer and the Merger, the National Board considered the fact that the Special Committee had received KBW’s opinion.

●	Procedural Safeguards. The fact that the following procedural safeguards were implemented to ensure the fairness of the Transactions contemplated by the Merger Agreement and to permit the Special Committee to represent the interests of National’s stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF):

o	the Special Committee consists solely of directors of National who are independent directors who are unaffiliated with BRF, who are not officers or employees of National, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and the Special Committee was advised by and directed the review, evaluation and negotiation of the Offer and the Merger with independent legal and financial advisors;

o	the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from National’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain Company RSUs upon the closing;

o	the National Board resolved to establish the Special Committee and refer consideration of the potential transaction with BRF to the Special Committee, setting forth the Special Committee’s authority to perform its duties in connection with the potential transaction with BRF, including, without limitation, reviewing and evaluating any potential strategic transaction involving National, approving any transaction for purposes of Section 203 of the DGCL, authorizing and directing National to make, execute and deliver or cause to be made, executed and delivered all such agreements, undertakings, documents, instruments and governmental filings and to perform such other acts, in each case, as the Special Committee determined necessary or appropriate;

o	the members of the Special Committee met repeatedly during the course of the negotiations with BRF with the Special Committee’s own legal and financial advisors present to review the proposed transaction, negotiations with BRF and financial information relating to National;

o	the terms of the Merger Agreement, pursuant to which the Offer and the Merger will not be completed unless a majority of the Shares not owned by BRF, any of BRF’s subsidiaries, any directors or executive officers of BRF, or certain members of management of National who entered into new employment agreements concurrently with the entry into the Merger Agreement are validly tendered in the Offer and not validly withdrawn, which condition may not be waived; and

o	the availability to stockholders of appraisal rights as provided in the DGCL in connection with the Merger.

●	Change of Special Committee Recommendation; Fiduciary Out.

o	The fact that the Merger Agreement provides that National and its Representatives may furnish information to (subject to the entry into a confidentiality agreement pursuant to the terms of the Merger Agreement), and participate in negotiations or discussions with, a third party making an unsolicited bona fide acquisition proposal if the Special Committee or the National Board determines in good faith, after consultation with their respective financial advisors and outside legal counsel, that such acquisition proposal constitutes, or could reasonably be expected to lead to, a superior proposal.

o	The Special Committee’s or the National Board’s ability to withdraw or change their respective recommendations that National’s stockholders tender their Shares into the Offer in connection with intervening events that arise following the date of the Merger Agreement, if the Special Committee or the National Board determines that the failure to withdraw or change its recommendation that National’s stockholders tender their Shares into the Offer would reasonably be expected to constitute a breach of the Special Committee’s or the National Board’s respective fiduciary duties.

o	The Special Committee’s or the National Board’s ability to withdraw or change their respective recommendations that National’s stockholders tender their Shares into the Offer, or terminate the Merger Agreement in connection with a superior proposal, if the Special Committee or the National Board determines that the failure to withdraw or change their respective recommendations that National’s stockholders tender their Shares into the Offer or the failure to terminate the Merger Agreement would reasonably be expected to constitute a breach of the Special Committee’s or the National Board’s respective fiduciary duties.

●	Other Terms of the Merger Agreement. The financial and other terms and conditions of the Merger Agreement, resulting from extensive arms’-length negotiations conducted at the direction of the Special Committee, with the assistance of experienced legal and financial advisors, during a process that occurred over the course of approximately nine months.

In addition to the foregoing non-exhaustive list of favorable material reasons, in approving the Merger Agreement and in evaluating the Offer and the Merger, the National Board, in consultation with the National Board’s legal advisors considered the following additional favorable material reasons (not in any relative order of importance) that the National Board believes supports the National Board’s unanimous determination and recommendation:

●	Unanimous Recommendation of the Special Committee. The Special Committee’s unanimous recommendation that the National Board approve and declare advisable, fair to and in the best interests of National and its stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF) the Merger Agreement and the Transactions.

●	The Independence of the Special Committee. That the Special Committee consists solely of directors of National who are independent directors who are unaffiliated with BRF, who are not officers or employees of National, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and that the Special Committee was advised and assisted in the review, evaluation and negotiation of the Offer and the Merger by independent legal and financial advisors.

In the course of its deliberations, each of the Special Committee and the National Board also considered, among other things, the following non-exhaustive list of negative reasons (not in any relative order of importance):

●	Forfeit Long-Term Opportunity. The fact that National will no longer exist as a public company and National’s public stockholders will forgo any future increase in National’s value that might result from its earnings or one-time liquidity events including with respect to the Palantir Fees and the Airbnb Fees in the event the stock prices of Palantir or Airbnb were to rise further, and possible growth as a stand-alone company.

●	BRF’s Conditions to Closing. The conditions to BRF’s obligation to complete the Transactions, and the right of BRF to terminate the Merger Agreement under certain circumstances without the payment of any damages or termination fee to National.

●	Process Limitations. The limitations on the process the Special Committee was able to use to confirm that BRF’s offer was fair, given BRF’s indications that it would not sell its shares in an alternative transaction and might instead wait until the expiration of the Standstill Agreement to evaluate a potential transaction (at which point, the Special Committee believed National would have less leverage in negotiations with BRF and might instead seek to acquire control of National by acquiring more than 50% of National’s outstanding Shares through open market purchases), and the limitation that the Merger Agreement would preclude National from actively soliciting alternative proposals.

●	Risk of Requirement to Pay Termination Fee. The possibility that National may be obligated to pay BRF a termination fee if the Merger Agreement is terminated under certain circumstances.

●	Risk that the Merger Agreement Terminates. The risk that the Offer and the Merger may not be completed in a timely manner or at all.

●	Risk of Business Disruption During the Pendency of the Transactions. The risks that the announcement and pendency of the Offer and the Merger or the failure to complete the Transactions may cause harm to relationships with National’s employees, vendors and customers (or be a factor in the consideration of employees, vendors and customers to maintain their relationships with National) and may divert management and employee attention away from the day-to-day operation of National’s business.

●	Restrictions on the Operation of National’s Business During the Pendency of the Transaction. The restrictions imposed under the Merger Agreement on the conduct of National’s business prior to the completion of the Merger, which, subject to specific exceptions, could delay or prevent National from pursuing business opportunities that may arise or certain other actions it would otherwise take with respect to its operations absent the pending completion of the Offer and the Merger.

●	Cash Consideration is Taxable. The fact that the consideration in the Offer and the Merger consists of cash and will therefore be taxable to National’s stockholders who are subject to taxation for U.S. federal income tax purposes.

●	Risk of Litigation. The risk of stockholder litigation in connection with the Merger Agreement, the Offer and the Merger.

●	Existence of Conflicting Interests. The interests that certain of National’s directors and executive officers may have with respect to the Transactions, in addition to their interests as stockholders of National generally.

The Special Committee and the National Board each concluded that the negative reasons and factors relevant to the Merger Agreement, the Offer and the Merger were outweighed by the positive reasons and factors relevant to the Merger Agreement, the Offer and the Merger.

In considering the fairness of the Transactions, the Special Committee and the National Board did not appraise the assets of National to determine the liquidation value for the stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF) because each of the Special Committee and the National Board respectively considered National to be a viable going concern and in view of the fact that BRF owns a significant portion of the Shares and desires for National to continue to conduct its business. Further, the Special Committee and the National Board each did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to National’s stockholders (other than BRF, its subsidiaries, and the directors and executive officers of BRF), because the Special Committee and the National Board respectively believed that net book value did not take into account the prospects of National or trends or business risks inherent in its industry. The Special Committee and the National Board did not separately consider National’s going concern value as each of the Special Committee and the National Board respectively believed that such value is adequately reflected in the discounted cash flow analysis summarized under “—Opinion of the Special Committee’s Financial Advisor” below that they considered in making their respective determinations.

Except as discussed under “—Background of the Offer and the Merger” above, National is not aware of any firm offers made by any persons not affiliated with National during the past two years with respect to (i) the merger or consolidation of National with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of National or (iii) a purchase of National’s securities that would enable the holder to exercise control of National.

Other than the excluded holders listed above, KBW’s opinion, dated January 10, 2021, to the Special Committee did not exclude other holders of National’s Shares, including holders that may be affiliates of National (such as officers and directors of National). However, the Special Committee believed that because such holders will receive the same $3.25 per Share in cash for their Shares as the unaffiliated stockholders, there was no material distinction between the fairness of the transaction to National’s unaffiliated stockholders and the fairness of the transaction to National’s unexcluded affiliate stockholders.

The preceding discussion of the information and reasons considered by the Special Committee and the National Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee and the National Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Special Committee and the National Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Special Committee and the National Board, but rather the Special Committee and the National Board each conducted an overall analysis of the reasons described above, including through discussions with National’s management, National’s legal counsel, the Special Committee’s legal counsel and the Special Committee’s financial advisor.

Intent to Tender

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power, apart from Jonathan Rich, who the Company understands has not yet committed to a decision on whether to tender. However, there are no agreements requiring them to do so. Among other things, to the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company’s reason for tendering is that each believes that the combination of National with Parent will bring strategically beneficial synergies and business and financial opportunities.

Opinion of the Special Committee’s Financial Advisor

The Special Committee engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to the Special Committee, including an opinion to the Special Committee, as to the fairness, from a financial point of view, to the holders of the Shares (other than the Excluded Holders (as defined below)) of the consideration to be received by such stockholders in the Offer and the Merger. The Special Committee selected KBW because (i) KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Transactions (as part of its investment banking business, KBW is regularly engaged in the valuation of broker dealer enterprises) and (ii) the Special Committee had determined that KBW had no material conflicts of interest with respect to BRF, as described in more detail in the section under the heading “—Background of the Offer and the Merger.”

As part of its engagement, representatives of KBW attended the meeting of the Special Committee held on January 10, 2021, at which the Special Committee evaluated the Transactions, including the Offer and the Merger. At this meeting, KBW reviewed the financial aspects of the Transactions and rendered to the Special Committee an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the Offer Price in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Shares (other than the Excluded Holders as referred to below). At this meeting, the Special Committee (i) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, fair to and in the best interests of National and the holders of Shares (other than holders of the BRF Shares) and (ii) recommended that the National Board approve the Merger Agreement and the Transactions, including the Offer and the Merger. For purposes of KBW’s opinion, the “Excluded Holders” referred to members of National’s management who have entered into new employment agreements with National in connection with the Transactions, BRF, Purchaser and their respective affiliates.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Special Committee in connection with its consideration of the financial terms of the transaction. The opinion addressed only the fairness, from a financial point of view, of the Offer Price in the the Offer and the Merger, taken together, to the holders of Shares (other than the Excluded Holders). It did not address the underlying business decision of National to enter into the Merger Agreement or to engage in the transactions contemplated thereby or constitute a recommendation to the Special Committee or the National Board as to how they should vote or act in connection with the Transactions or any related transaction, and it does not constitute a recommendation to any holder of the Shares as to whether such holder should tender its Shares in the Offer or how to otherwise act in connection with the Transactions, any related transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Transactions.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of National and bearing upon the transaction, including among other things:

●	the draft of the merger agreement dated January 10, 2021 (the most recent draft made available to KBW);

●	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended September 30, 2020 of National;

●	certain regulatory filings of National and its subsidiaries;

●	certain other interim reports and other communications of National to its stockholders; and

●	other financial information concerning the businesses and operations of National that was furnished to KBW by National or that KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

●	the historical and current financial position and results of operations of National;

●	the assets and liabilities of National;

●	the nature and terms of certain other merger transactions and business combinations in the broker dealer industry;

●	a comparison of certain financial information for National with similar information for certain other companies the securities of which were publicly traded;

●	financial and operating forecasts and projections of National that were prepared at the direction of the Special Committee and used and relied upon by KBW at the direction of the Special Committee; and

●	information regarding the one-time liquidity event for the securities position held by National’s Private Shares business in Palantir (which event was expected to occur in February or March 2021) that was provided to KBW by National’s management and that was used and relied upon by KBW at the direction of such management and the Special Committee.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the broker dealer industry generally. KBW also participated in discussions that were held with National’s management regarding the past and current business operations, regulatory relations, financial condition and future prospects of National and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or otherwise used and relied upon by KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the Special Committee as to the reasonableness and achievability of the financial and operating forecasts and projections of National referred to above (and the assumptions and bases therefor) and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of the Special Committee.

It was understood by KBW that the foregoing financial information used and relied upon by it was not prepared with the expectation of public disclosure and that such information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the Special Committee and with the consent of the Special Committee, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information assumed that the ongoing COVID-19 pandemic could have a limited adverse impact on National. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of National since the date of the last financial statements that were made available to KBW and that KBW was directed to use. With respect to the one-time liquidity event for the securities position held by National’s Private Shares business in Palantir, KBW relied, with the consent of the Special Committee, solely on recent trading prices of Palantir common stock (discounted for illiquidity) for purposes of its analyses. KBW expressed no view as to what the actual revenue and profit impact of such liquidity event would be. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of National, nor did KBW evaluate the solvency, financial capability or fair value of National, BRF or Purchaser under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed that, in all respects material to its analyses:

●	the transaction and any related transaction would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the version of the merger agreement reviewed by KBW and referred to above) and as otherwise described to KBW by representatives of National, with no adjustments to the the Offer Price;

●	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

●	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

●	there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the transaction or any related transaction and that all conditions to the completion of the transaction and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

●	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the transaction and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of National or the transaction.

KBW assumed that the transaction would be consummated in a manner that complies with all applicable federal and state statutes, rules and regulations. KBW was further advised by National that National relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to National, BRF and Purchaser, the Transactions and any related transaction, and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, as of the date of such opinion, of the Offer Price in the Offer and the Merger, taken together, from a financial point of view, to the holders of Shares (other than the Excluded Holders), without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders (including any concurrent ownership of shares of BRF common stock in the case of certain holders of National common stock (whom KBW assumed were not affiliates of any Excluded Holders)). KBW expressed no view or opinion as to any other terms or aspects of the transaction or any term or aspect of any related transaction (including the contemplated delisting of Shares from Nasdaq and the termination or suspension of all reporting obligations of National with the SEC following the consummation of the Transactions), including without limitation, the form or structure of the Transactions or any such related transaction, the treatment of publicly traded warrants to purchase Shares or any other securities of National in the Transactions, the terms of the New Employment Agreements and the treatment of the members of National’s management parties thereto, any consequences of the Transactions or any such related transaction to National, its stockholders, other security holders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transaction, any such related transaction, or otherwise. KBW’s opinion is necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

●	the underlying business decision of National to enter into the merger agreement or engage in the transactions contemplated thereby;

●	the relative merits of the transaction or any related transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by National, the Special Committee or the National Board;

●	the fairness of the amount or nature of the compensation to any of National’s officers, directors or employees, or any class of such persons, relative to the compensation to be paid to the holders of Shares (other than the Excluded Holders);

●	the effect of the transaction or any related transaction on, or the fairness of any consideration to be received by, holders of any class of securities of National (except for the holders of Shares (other than the Excluded Holders) solely with respect to the fairness of the Offer Price, as described in the opinion and not relative to the consideration to be received by holders of any other class of securities) or any other party to any transaction contemplated by the Merger Agreement;

●	whether Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate consideration at the consummation of the transaction;

●	any advice or opinions provided by any other advisor to any of the parties to the transaction or any other transaction contemplated by the Merger Agreement; or

●	any legal, regulatory, accounting, tax or similar matters relating to National, BRF, Purchaser, or their respective stockholders, or relating to or arising out of or as a consequence of the transaction or any related transaction.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, National and BRF. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Special Committee in making its determination to recommend the approval of the Merger Agreement and the Transactions, including the Offer and the Merger, to the National Board. Consequently, the analyses described below should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the Offer Price. The type and amount of consideration payable in the transaction were determined through negotiation between the Special Committee and BRF, and the decision of National to enter into the Merger Agreement was solely that of the Special Committee and of the National Board, acting on the Special Committee’s recommendation.

The following includes a summary of the material financial analyses presented by KBW to the Special Committee in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Special Committee, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an illustrative pro forma adjustment attributable to the securities position held by National’s Private Shares business in Palantir of $0.53, based on (i) the three-day volume weighted average trading price of Palantir common stock for the period ended January 8, 2021, (ii) an illustrative illiquidity discount of 15% and (iii) the number of Palantir Shares and an assumed effective tax rate for National as provided by National’s management.

Selected Companies Analysis. Using publicly available information, KBW compared the market performance of National to five selected publicly-traded small cap diversified broker dealers.

The selected companies were as follows:

B. Riley Financial, Inc.
Cowen Inc.
Oppenheimer Holdings Inc.
JMP Group LLC
Cohen & Company Inc.

To perform this analysis, KBW used market price information as of January 8, 2021 and revenue, earnings per share (“EPS”), book value (“BV”), and tangible book value (“TBV”) of National and the selected companies for the latest 12 months (“LTM”) available or as of the end of such period. KBW also used calendar years 2020 and 2021 revenue and EPS estimates for the selected companies taken from consensus “street estimates” of the selected companies to the extent publicly available (2020 and 2021 consensus “street” estimates were not publicly available (“NA”) for National and three of the selected companies).

KBW’s analysis showed, to the extent publicly available, the following concerning the market performance of National and the selected companies (excluding the impact of the LTM EPS multiples for National and three of the selected companies and the tangible book value multiple for one of the selected companies, which multiples were considered to be not meaningful (“NM”) because they were negative):

	Selected Companies
	National		Low		Average		Median		High
Market Cap / LTM Revenue	0.2	x	0.3	x	0.8	x	0.5	x	1.8	x
Market Cap / CY 2020E Revenue	NA		0.5	x	0.7	x	0.7	x	0.8	x
Market Cap / CY 2021E Revenue	NA		0.6	x	0.7	x	0.7	x	0.7	x
Price / LTM EPS	NM		6.6	x	6.9	x	6.9	x	7.2	x
Price / CY 2020E EPS	NA		3.4	x	7.3	x	7.3	x	11.3	x
Price / CY 2021E EPS	NA		6.1	x	8.0	x	8.0	x	9.9	x
Price / BV	0.9	x	0.6	x	1.6	x	0.9	x	4.2	x
Price / TBV	1.8	x	0.6	x	1.0	x	1.0	x	1.4	x

KBW then applied a range of price-to-LTM EPS multiples of 6.61x to 6.93x derived from the low and median multiples of the selected companies to the EPS of National for the 12-month period ended September 30, 2020 and a range of price-to-TBV multiples of 0.63x to 1.03x derived from the low and median multiples of the selected companies to the September 30, 2020 tangible book value per share of National. This analysis indicated the following ranges of the implied value per share of the Shares:

Implied Value Per Share Ranges of National Common Stock
Based on EPS of National for the 12-month period ended September 30, 2020	Negative values
Based on September 30, 2020 TBV per share of National	$1.04 to $1.70

KBW then applied the illustrative pro forma adjustment attributable to the securities position held by National’s Private Shares business in Palantir of $0.53 to the above range of the implied value per share of National common stock based on the September 30, 2020 tangible book value per share of National, which indicated the following range of the implied value per share of the Shares:

Implied Value Per Share Range of National Common Stock (including Illustrative $0.53 Increase from Palantir)
Based on September 30, 2020 TBV per share of National	$1.57 to $2.24

No company used as a comparison in the above selected companies analysis is identical to National. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 17 selected acquisitions of independent broker-dealer companies announced since October 2013, referred to as the selected Independent Broker-Dealer transactions. KBW also reviewed publicly available information related to eight selected acquisitions of full-service broker-dealer companies announced since February 2015, referred to as the selected Full-Service Broker-Dealer transactions.

The selected Independent Broker-Dealer transactions were as follows:

Acquirer	Acquired Company
LPL Financial	Wealth Management Business of Waddell & Reed
Macquarie Asset Management	Waddell & Reed Financial, Inc.
LPL Financial	E.K. Riley Investments
LPL Financial	Lucia Securities
Advisor Group	Ladenburg Thalmann Financial Services Inc.
Reverence Capital Partners	Advisor Group
Blucora, Inc.	1st Global, Inc.
Warburg Pincus	Kestra Financial, Inc.
Genstar Capital	Cetera Financial Group
LPL Financial	National Planning Holdings, Inc.
Kestra Financial, Inc.	H. Beck, Inc.
Stone Point Capital	Kestra Financial, Inc.
Blucora, Inc.	HD Vest Financial Services
RCS Capital Corporation	J.P. Turner & Company, LLC
RCS Capital Corporation	Cetera Financial Group
RCS Capital Corporation	Summit Financial Services Group, Inc.
RCS Capital Corporation	Investors Capital Holdings, Ltd.

The selected Full-Service Broker-Dealer transactions were as follows:

Acquirer	Acquired Company
Stifel Financial Corp.	GMP Capital Inc.
Stifel Financial Corp.	Ziegler Wealth Management
B. Riley Financial, Inc.	Wunderlich Securities
B. Riley Financial, Inc.	FBR & Co.
Stifel Financial Corp.	City Financial Corporation
INTL FCStone Inc.	Sterne, Agee & Leach, Inc. (Clearing & Independent Wealth Management Businesses)
Stifel Financial Corp.	Sterne, Agee & Leach, Inc.
B. Riley Financial, Inc.	MK Capital Advisors LLC

For each selected transaction to the extent the relevant information was publicly available, KBW derived the following implied transaction statistics, in each case based on the announced transaction value for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:

●	Transaction value at announcement to LTM revenue of the acquired company in the 10 selected Independent Broker-Dealer transactions and the four selected Full-Service Broker-Dealer transactions in which LTM revenue for the acquired company was available at announcement; and

●	Transaction value at announcement to LTM EBITDA of the acquired company in the 11 selected Independent Broker-Dealer transactions and the three selected Full-Service Broker-Dealer transactions in which LTM EBITDA for the acquired company was available at announcement.

KBW’s analysis showed the following concerning the selected Independent Broker-Dealer transactionsexcluding the impact of the LTM EBITDA multiple of one of the selected Independent Broker-Dealer transactions, which multiple was considered to be not meaningful):

Selected Independent Broker Dealer Transactions

	Low		Average		Median		High
Transaction value at announcement / LTM Revenue	0.3	x	0.9	x	0.8	x	1.8	x
Transaction value at announcement / LTM EBITDA	6.0	x	11.4	x	11.3	x	18.0	x

KBW’s analysis showed the following concerning the selected Full-Service Broker Dealer transactions (excluding the impact of the LTM EBITDA multiple of one of the selected Full-Service Broker Dealer transactions, which multiple was considered to be not meaningful):

Selected Full-Service Broker Dealer Transactions

	Low		Average		Median		High
Transaction value at announcement / LTM Revenue	0.4	x	0.8	x	0.5	x	1.6	x
Transaction value at announcement / LTM EBITDA	4.2	x	5.0	x	5.0	x	5.9	x

KBW’s analysis showed the following concerning the combined group of selected Independent Broker Dealer transactions and selected Full-Service Broker Dealer transactions (excluding the impact of the LTM EBITDA multiples of two of the combined selected transactions, which multiples were considered to be not meaningful):

Combined Selected Transactions

	Low		Average		Median		High
Transaction value at announcement / LTM Revenue	0.3	x	0.8	x	0.6	x	1.8	x
Transaction value at announcement / LTM EBITDA	4.2	x	10.3	x	9.7	x	18.0	x

KBW then applied a range of transaction value to LTM EBITDA multiples of 4.21x to 9.66x derived from the low and median multiples of the combined selected transactions to the EBITDA per share of National for the 12-month period ended September 30, 2020. This analysis indicated the following range of the implied value per share of the Shares:

Implied Value Per Share Range of National Common Stock
Based on EBITDA per share of National for the 12-month period ended September 30, 2020	Negative values

No company or transaction used as a comparison in the above selected transaction analysis is identical to National or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate ranges for the implied equity value of National. In this analysis, KBW used the Updated Special Committee Case projections, as elsewhere described in a separate section under the heading “—Certain Prospective Financial Information,” and assumed discount rates ranging from 19.2% to 23.2%. A range of values was determined by adding (i) the present value of the estimated excess cash flows that National could generate over the 5.5-year period from April 1, 2021 to September 30, 2026 as a standalone company and (ii) the present value of implied terminal values of National at the end of such period. In calculating implied terminal values for National, KBW applied a range of 5.0x to 10.0x to National’s estimated fiscal year ending September 30, 2027 earnings. This discounted cash flow analysis resulted in a range of implied values per share of the Shares of approximately $1.03 to $2.12 per share. KBW then applied the illustrative pro forma adjustment attributable to the securities position held by National’s Private Shares business in Palantir of $0.53 to the foregoing range of the implied value per share of the Shares, which indicated a range of implied values per share of the Shares of approximately $1.56 to $2.65 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions, including terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of National.

Miscellaneous. KBW acted as financial advisor to the Special Committee and not as an advisor to or agent of any other person. As part of KBW’s investment banking business, KBW is regularly engaged in the valuation of securities of broker dealer companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of its and their broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, National and BRF. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of National and BRF for its and their own accounts and for the accounts of its and their respective customers and clients.

Other than the present engagement, during the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to National. During the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to BRF. KBW may in the future provide investment banking and financial advisory services to National or BRF and receive compensation for such services.

Certain Prospective Financial Information.

National does not, as a matter of course, publicly disclose long-range forecasts or projections as to future revenue, performance, earnings or other results due in part to the inherent uncertainty and subjectivity of the underlying assumptions, estimates and projections and the risk that the underlying estimates and projections may not be realized. However, as further described in the section under the heading “— Background of the Offer and the Merger”, National management prepared certain non-public, unaudited, internal prospective financial information in the ordinary course of business in May and June 2020, which we refer to as the June 4 Management Projections, which reflected various assumptions, estimates and projections, and made such projections available to the Special Committee and the Special Committee’s financial advisor in connection with the evaluation of a potential strategic transaction involving National. The Special Committee asked for further detail on the June 4 Management Projections and National management provided updated projections, which we refer to as the June 18 Management Projections. The Special Committee ultimately adjusted the June 18 Management Projections to reflect the Special Committee’s assessment of the appropriate assumptions regarding inorganic and organic revenue growth and pre-tax margin expansion for National over the next five years, which are reflected in the Initial Special Committee Case. Before entering into the Merger Agreement in January 2021, the Special Committee instructed its financial advisor to use actual fiscal year 2020 numbers (as adjusted to add-back certain one-time items) and create projections using the same methodology as used to prepare the Initial Special Committee Case for the Updated Special Committee Case, which the Special Committee ultimately approved and adopted and instructed its financial advisor to use in the financial analysis performed in connection with the financial advisor’s opinion to the Special Committee.

The June 4 Management Projections, June 17 Management Projections and June 18 Management Projections

On June 4, 2020, National management provided KBW with certain financial projections for National for the fiscal years 2020 through 2023 (the “June 4 Management Projections”). The Special Committee reviewed the June 4 Management Projections on June 16, 2020. A summary of the June 4 Management Projections is presented in the table below.

	For the Projected Fiscal Year Ending
	9/30/20	9/30/21	9/30/22	9/30/23
Summary Projections:
Total Revenues	$207,921	$274,457	$331,501	$396,295
Total Cost of Revenues	$154,619	$203,728	$249,304	$301,406
Other Operating Expenses	$58,673	$60,033	$64,620	$76,832
Total Other Expenses	$429	$429	$429	$429
Pre-Tax Income	$(4,941)	$11,124	$18,005	$18,487
Net Income (Loss)	$(3,214)	$7,929	$12,883	$11,703
EBITDA	$(1,285)	$14,277	$21,158	$22,418
Adjusted EBITDA(1)	$2,742	$18,804	$27,352	$37,845

($ in Thousands)

Note: Projected compensation expenses not available.

(1)	Excludes non-cash compensation expense, forgivable loan amortization, unrealized loss (gain) on the firm’s warrant portfolio and gain on disposal of tax branch.

On June 16, 2020, the Special Committee also reviewed the following additional financial information regarding National, which was derived from the June 4 Management Projections.

	For the Projected Fiscal Year Ending
	9/30/20	9/30/21	9/30/22	9/30/23
Delta from Net Income:
EBITDA Less Net Income	$1,929	$6,348	$8,275	$10,715
Adjusted EBITDA Less Net Income	$5,956	$10,875	$14,469	$26,142

Selected Operating Metrics:
Revenue Growth		32.0%	20.8%	19.5%
EBITDA Margin	NM	5.2%	6.4%	5.7%
Adj. EBITDA Margin(1)	1.3%	6.9%	8.3%	9.5%
Operating Margin(2)	NM	3.9%	5.3%	4.6%

($ in Thousands)

Note: Projected compensation expenses not available.

Note: “NM” indicates metric is negative.

(1)	Excludes non-cash compensation expense, forgivable loan amortization, unrealized loss (gain) on the firm’s warrant portfolio and gain on disposal of tax branch.
(2)	Operating Margin (%): (Revenue – Operating Expenses) / Revenue.

The Special Committee, in reviewing the June 4 Management Projections and the additional information derived from the June 4 Management Projections, compared the difference between National’s actual performance in the four previous years (2016 through 2019), and National’s forecasted performance for the four years reflected in the June 4 Management Projections (2020 through 2023), for certain financial metrics as presented in the table below.

Metric	2016-2019 Actual	2020-2023 Projected (based on June 4 Management Projections)
Total Revenue (in millions)	$788	$1,210
Compound Annual Growth Rate for Revenue	7%	24%
Total Operating Income (in millions)	$10	$41
Total EBITDA (in millions)	$11	$57
Total Adjusted EBITDA(1) (in millions)	$31	$87
Total Net Income(2) (in millions)	$(3)	$29

(1)	Excludes non-cash compensation expense, forgivable loan amortization, unrealized loss (gain) on National’s warrant portfolio and gain on disposal of tax branch.
(2)	Excludes net income attributable to non-controlling interests.

Based on its review of the June 4 Management Projections and the above financial metrics, the Special Committee determined that certain assumptions underlying the June 4 Management Projections, including the compound annual growth rate for revenue, were not supported by National’s historical performance and the June 4 Management Projections should be revised. The Special Committee directed KBW to request that National management provide to the Special Committee an updated set of projections that included National management’s full financial model.

As further described in the section under the heading “— Background of the Offer and the Merger”, on June 17, 2020, KBW received a spreadsheet from National management which set forth an updated set of forecasts for fiscal years 2020 through 2023 (the “June 17 Management Projections”). The June 17 Management Projections were provided to the Special Committee. A summary of the June 17 Management Projections are presented in the table below.

	For the Projected Fiscal Year Ending
	9/30/20	9/30/21	9/30/22	9/30/23
Summary Projections:
Total Revenues	$213,954	$279,490	$336,534	$401,328
Total Cost of Revenues	$155,326	$203,643	$249,219	$301,319
Total Operating Expenses	$60,023	$60,033	$64,620	$76,832
Total Other Expenses	$(429)	$(429)	$(429)	$(429)
Pre-Tax Income	$(966)	$16,242	$23,124	$23,607
Net Income (Loss)	$(352)	$11,664	$16,619	$15,440
EBITDA	$2,690	$19,395	$26,276	$27,538
Adjusted EBITDA	$6,717	$23,922	$32,471	$42,964

On June 18, 2020, KBW received an updated spreadsheet from National management which set forth an updated set of forecasts for fiscal years 2020 through 2023, which reflected corrections to the June 17 Management Projections (the “June 18 Management Projections”). KBW received the June 18 Management Projections after the June 18 Special Committee meeting described below. KBW promptly informed the Special Committee of the receipt of the June 18 Management Projections and the changes contained therein. A summary of the June 18 Management Projections are presented in the table below.

	For the Projected Fiscal Year Ending
	9/30/20	9/30/21	9/30/22	9/30/23
Summary Projections:
Total Revenues	$213,954	$279,490	$336,534	$401,328
Total Cost of Revenues	$155,326	$203,643	$249,219	$301,319
Total Operating Expenses	$60,023	$60,367	$65,546	$71,927
Total Other Expenses	$(429)	$(429)	$(429)	$(429)
Pre-Tax Income	$(966)	$15,909	$22,198	$28,511
Net Income (Loss)	$(352)	$11,424	$15,952	$20,497
EBITDA	$2,690	$19,061	$25,350	$31,663
Adjusted EBITDA	$6,717	$23,922	$32,471	$42,186

Initial Special Committee Case

On June 18, 2020, the Special Committee met and discussed the June 17 Management Projections. The Special Committee concluded that the assumed revenue growth rates and margin assumptions for fiscal years 2021 through 2023, as implied by the June 17 Management Projections was even more aggressive than the June 4 Management Projections, but that management’s projections for fiscal year 2020 appeared to be reasonable. The Special Committee directed KBW to prepare new revenue and pre-tax income projections starting with the final three months of 2020 through the fiscal year 2026. The Special Committee directed KBW to use as a baseline, the revenue projections in the June 17 Management Projections for fiscal year 2020 divided by 4 (the “2020 Three Month Projections,” which remained unchanged in the June 18 Management Projections). The Special Committee further directed KBW to use an effective annual tax rate assumption of 28%. The Special Committee then instructed KBW to prepare illustrative projections for the Special Committee to review with various other assumptions as described below for fiscal years 2021 through 2026.

On June 20, 2020, the Special Committee received from KBW an initial draft of four illustrative scenarios for fiscal year 2020 to 2026, which were prepared at the Special Committee’s direction for the upcoming June 22 Special Committee meeting (the “June 22 Special Committee Scenarios”). Each scenario incorporated the 2020 Three Month Projections, and for fiscal years 2021 through 2026, used various assumptions regarding (i) the revenue growth rate for fiscal years 2021 through 2023, (ii) the revenue growth rate for fiscal years 2024 through 2026, (iii) the incremental pre-tax margin expansion rate for fiscal years 2021 through 2023 and (iv) the incremental pre-tax margin expansion rate for fiscal years 2024 through 2026.

On June 22, 2020, the Special Committee met and discussed the June 22 Special Committee Scenarios. On review of the June 22 Special Committee Scenarios, the Special Committee determined that each set of the revenue projections contained in the four June 22 Special Committee Scenarios was still too aggressive because the Special Committee believed that National would not be able to sustain the projected levels of revenue growth without obtaining additional outside capital. The Special Committee instructed KBW to prepare new projection scenarios for the Special Committee to review reflecting the Special Committee’s instruction that National’s projected growth be funded exclusively through cash on hand and strategic acquisitions.

On June 23, 2020, the Special Committee received from KBW an initial draft of four new illustrative scenarios for fiscal years 2021 through 2026, which were prepared at the Special Committee’s direction (the “June 23 Special Committee Scenarios”). Each scenario incorporated the 2020 Three Month Projections, and for fiscal years 2021 through 2026, used various assumptions regarding (i) the annual organic revenue growth rate, (ii) the cost per $1.00 of inorganic revenue generated; (iii) the incremental pre-tax margin expansion rate for fiscal years 2021 through 2023; and (iv) the incremental pre-tax margin expansion rate for fiscal years 2024 and thereafter. The effective annual tax rate remained at 28%. At the direction of the Special Committee, National’s depreciation and amortization expenses were assumed to be as set forth by National management in the June 18 Management Projections. The Special Committee reviewed the June 23 Special Committee Scenarios and determined that the assumptions regarding the incremental pre-tax margin expansion rate should be further adjusted to provide for a more gradual increase in the incremental pre-tax margin expansion rate over the course of fiscal years 2021 through 2026 by providing for three separate assumptions for incremental pre-tax margin expansion rates for (1) fiscal years 2021 through 2023, (2) fiscal year 2024, and (3) fiscal years 2025 and thereafter, rather than the two incremental pre-tax margin expansion rates in the June 23 Special Committee Scenarios. The Special Committee also instructed KBW to use the midpoint of National management’s two estimated costs per dollar of inorganic revenue generated, or $0.55 per dollar of inorganic revenue generated.

On June 24, 2020, the Special Committee met and discussed the four scenarios contained in the June 23 Special Committee Scenarios and a fifth scenario (the “Selected Scenario”) reflecting the Special Committee’s instructions to KBW from June 23, 2020 to provide for a more gradual increase in incremental pre-tax margin expansion rate assumptions over time and to use $0.55 per $1.00 of inorganic revenue generated. The Special Committee approved and adopted the Selected Scenario as National’s projections (the “Initial Special Committee Case”) and directed KBW to use the Initial Special Committee Case in performing KBW’s financial analyses of National. The Initial Special Committee Case is presented in the table below.

	3 Mo	For the Fiscal Year Ended September 30,
	2020(1)	2021	2022	2023	2024	2025	2026
Total Revenue	$53,489	$216,094	$223,709	$231,401	$240,988	$250,670	$264,086
Revenue Growth (%)		1.00%	3.52%	3.44%	4.14%	4.02%	5.35%

Pre-Tax Income	$(241)	$105	$1,228	$2,427	$4,335	$7,016	$10,032
Pre-Tax Margin (%)	(0.45)%	0.05%	0.55%	1.05%	1.80%	2.80%	3.80%

Plus: Non-Recurring Expenses(2)	$107	-	-	-	-	-	-
Adjusted EBT	$(134)	$105	$1,228	$2,427	$4,335	$7,016	$10,032
Less: Taxes at 28%	$(3)	$(29)	$(344)	$(679)	$(1,214)	$(1,964)	$(2,809)
Tax-Affected Net Income	$(137)	$76	$884	$1,747	$3,121	$5,051	$7,223

Memo:
Cumulative Net Income		$(61)	$823	$2,570	$5,691	$10,742	$17,965

Cash Flow to Shareholders
Tax-Affected Net Income	$(137)	$76	$884	$1,747	$3,121	$5,051
(+) Depreciation(3)	$250	$1,000	$1,000	$1,000	$1,000	$1,000
(+) Amortization(3)	$492	$2,068	$2,068	$2,068	$2,068	$2,068
NOPAT	$605	$3,144	$3,952	$4,816	$6,189	$8,120
(-) Capital Expenditures(4)	-	$(1,500)	$(3,000)	$(3,500)	$(4,000)	$(5,000)
(-) Change in Working Capital(5)	-	-	-	-	-	-
Cash Flow to Shareholders	$605	$1,644	$952	$1,316	$2,189	$3,120

($ in thousands)

(1)	Assumes present values as of 6/30/2020; Fiscal fourth quarter 2020 earnings based on one fourth of National management’s fiscal year budget.
(2)	Represents offering expenses and loss on investment in subsidiaries.
(3)	Depreciation and amortization expense projections are based on National management’s estimates.
(4)	Assumes capital expenditures is attributable to M&A spend.
(5)	Assumes no impact from change in working capital.
(6)	Includes commitment payment to Winslow, Evans & Crocker, which National acquired in December 2019.

Updated Special Committee Case

As described further in the section under the heading “— Background of the Offer and the Merger”, on January 5, 2021, the Special Committee reviewed National’s financial performance in the months since the Special Committee had approved the Initial Special Committee Case. In particular, the Special Committee compared National’s performance to other selected broker-dealers and observed that, while the overall performance of the broker-dealer industry had improved since June 2020, National’s performance had declined relative to the other selected broker-dealers. The Special Committee determined that as a result of National’s performance since June 2020, including National’s performance relative to its peers, the long-term prospects of National remained substantially the same as those in June 2020 and that the assumptions chosen by the Special Committee, which formed the basis for the Initial Special Committee Case, should not be changed, but that those assumptions should be applied to use National’s fiscal year 2020 actual revenue, pre-tax income as reported in National’s annual report on Form 10-K filed on December 29, 2020 and other data from National management regarding National’s recent financial performance as a baseline.

On January 7, 2021, the Special Committee approved and adopted an updated set of financial projections using the same assumptions adopted by the Special Committee in the Initial Special Committee Case (the “Updated Special Committee Case”) and directed KBW to use the Updated Special Committee Case in KBW’s financial analyses of National performed in connection with its opinion to the Special Committee, as described above under the heading “— Opinion of the Special Committee’s Financial Advisor” in Item 4 of this Schedule 14D-9. The Updated Special Committee Case is presented in the table below.

		6 Mo	For the Fiscal Year Ended September 30,
	2020A(1)	2021(2)	2022	2023	2024	2025	2026	2027
Total Revenue	$229,875	$116,087	$234,495	$242,295	$250,172	$259,947	$269,819	$283,426
Revenue Growth (%)			1.00%	3.33%	3.25%	3.91%	3.80%	5.04%

Pre-Tax Income	$(8,079)	$(1,189)	$(1,229)	$(58)	$1,191	$3,187	$6,006	$9,143
Pre-Tax Margin (%)	(3.51)%	(1.02)%	(0.52)%	(0.02)%	0.48%	1.23%	2.23%	3.23%

Plus: Write-down(3)	$3,054	-	-	-	-	-	-	-
Plus: Non-Recurring Expenses(4)	$1,521	-	-	-	-	-	-	-
Adjusted Pre-Tax Income	$(3,503)	$(1,189)	$(1,229)	$(58)	$1,191	$3,187	$6,006	$9,143
Adjusted Pre-Tax Margin (%)	(1.52)%	(1.02)%	(0.52)%	(0.02)%	0.48%	1.23%	2.23%	3.23%

Less: Taxes at 28%	$(1,865)	$(333)	$(344)	$(16)	$333	$892	$1,682	$2,560
Tax-Affected Net Income	$(1,638)	$(856)	$(885)	$(42)	$857	$2,295	$4,324	$6,583

Memo:
Cumulative Net Income			$(1,741)	$(1,783)	$(925)	$1,369	$5,694	$12,277

Cash Flow to Shareholders
Tax-Affected Net Income		$(856)	$(885)	$(42)	$857	$2,295	$4,324
(+) Depreciation(5)		$526	$1,052	$1,052	$1,052	$1,052	$1,052
(+) Amortization(5)		$1,141	$2,281	$2,281	$2,281	$2,281	$2,281
NOPAT		$811	$2,449	$3,292	$4,191	$5,628	$7,658
(-) Capital Expenditures(6)		-	$(1,500)	$(3,000)	$(3,500)	$(4,000)	$(5,000)
(-) Change in Working Capital(7)		-	-	-	-	-	-
Cash Flow to Shareholders		$811	$949	$292	$691	$1,628	$2,658

($ in thousands)

(1)	Actual fiscal year 2020 results serve as a reference point only. Excluded from calculation of present value of cash flows.
(2)	Assumes present values as of 3/1/2021. Results assume 1.0% in annual revenue growth and 0.50% in pre-tax margin expansion from 2020 adjusted pre-tax margin.
(3)	Represents one-time write-down, as per National management. Added back to 2020A.
(4)	Represents loss on investment in subsidiaries, fee to KBW and fees from 2020 acquisition proposal, as per National management. Added back to 2020A.
(5)	Depreciation and amortization expense projections are based on National management’s estimates.
(6)	Assumes capital expenditures is attributable to inorganic growth.
(7)	Assumes no impact from change in net working capital.

The Updated Special Committee Case includes the following assumptions at the direction of the Special Committee:

●	National’s revenue for the fiscal year ending September 30, 2021 reflects a 1.00% annual growth from actual 2020 fiscal year-end revenue.

●	National’s pre-tax income margin for the fiscal year ending September 30, 2021 reflects a 0.50% pre-tax income margin expansion rate from the actual 2020 fiscal year-end pre-tax margin, subject to certain adjustments.

●	Annual inorganic growth for fiscal years ending September 30, 2022 through 2027 assume the following:

●	new inorganic growth is funded through operating cash flow, while National maintains a net positive cash flow cushion;

●	for every $0.55 in inorganic spend, National will generate $1.00 of acquired annual inorganic revenue in the following year; and

●	inorganic spend is paid out over a two year time period.

●	Projected income statements for fiscal years ending September 30, 2022 through 2027 assume that projected revenue is driven by (i) an annual organic growth rate of 1.00% plus (ii) for every $0.55 in inorganic spend, National will generate a dollar of acquired annual inorganic revenue in the following year.

●	Projected income statements assume the following pre-tax earnings margin expansion:

●	for the fiscal years ending September 30, 2022 through 2024, an annual 0.50% pre-tax earnings margin expansion rate;

●	for the fiscal year ending September 30, 2025, an annual 0.75% pre-tax earnings margin expansion rate; and

●	for the fiscal years ending September 30, 2026 and beyond, an annual 1.00% pre-tax earnings margin expansion rate.

●	Projected cash flow items for fiscal years ending September 30, 2022 through 2026 assume the following:

●	capital expenditures in fiscal years 2022 through 2026 are equal to each year’s annual inorganic spend;

●	no impact from change in net working capital;

●	depreciation and amortization expenses consistent with National management’s projections.

●	National acquires businesses with cash generated from operations without the use of external financing.

●	A 28.0% effective annual tax rate.

The Pro Forma Impact of the Palantir Fees

In developing its view on National’s value, the Special Committee also reviewed and considered the pro-forma impact of certain one-time fees potentially receivable by National. National generally receives carried interest from the funds it manages, which is received as a percentage allocation of the profits of the funds. These carried interest fees are recognized at the time of distribution and are dependent on the share price for a given holding at the end of the holding period. Certain funds in National’s private share business held pre-IPO stock of Palantir and Airbnb, each of which went public in the second half of 2020 and each of whose stock price increased significantly since its IPO. As described further in the section under the heading “— Background of the Offer and the Merger”, at the December 10, 2020 meeting of the National Board, the directors learned that National might receive substantial Palantir Fees and Airbnb Fees sometime in 2021.

On January 5, 2021, the Special Committee discussed that, based on the Airbnb stock price of $139.00 per share at the time of the January 5 committee meeting and National’s potential implied holding of 17,687 shares of Airbnb stock, the Airbnb Fees had a value of approximately $2.5 million pre-tax and approximately $1.8 million post-tax, assuming an effective annual tax rate of 28%. The Special Committee also considered that, unlike the Palantir Fees, which could potentially be realized in the first quarter of 2021, the Airbnb Fees could not be realized until the second quarter of 2021. Based on this information, the Special Committee determined the Airbnb Fees were immaterial to National.

At the same meeting, the Special Committee reviewed certain preliminary illustrative pro forma adjustments to National’s balance sheet reflecting the Palantir Fees, using information provided by National management, as presented in the table below (the “January 5 Illustrative Palantir Data”). The Special Committee determined that the Palantir Fees were material. The Special Committee further determined that the Palantir Fees should be considered a one-time liquidity event, as opposed to an event that altered National’s long-term prospects, and that the value of National should reflect the value of National based on National’s long-range projections plus the value of the Palantir Fees. The Special Committee discussed that, based on the January 5 Illustrative Palantir Data, the Palantir Fees might generate as much as $0.74 in additional value on a per-Share basis, which assumed, among other things, the Palantir stock traded at $28.00 per share at the time National disposed of the Palantir stock.

			Illustrative Pro Forma Adjustments for Carry Shares			Illustrative Pro Forma Balance Sheet (9/30/2020)
	As Reported,		Palantir Share Price			Palantir Share Price
	6/30/20	9/30/20	$26.00	$27.00	$28.00	$26.00	$27.00	$28.00
ASSETS
Cash	$30,594	$27,327	$9,226	$9,681	$10,136	$36,553	$37,008	$37,463
Total Assets	$106,174	$107,237				$116,463	$116,918	$117,373

LIABILITIES AND STOCKHOLDERS EQUITY
Total Liabilities	$58,424	$60,602				$60,602	$60,602	$60,602
Additional paid-in-capital	$92,336	$93,079	$9,226	$9,681	$10,136	$102,305	$102,760	$103,215
Total Company Stockholders’ Equity	$47,750	$46,635				$55,861	$56,316	$56,771
Total Stockholders’ Equity	$47,750	$46,635				$55,861	$56,316	$56,771
Total Liabilities and Stockholders’ Equity	$106,174	$107,237				$116,463	$116,918	$117,373

Book Value per Share	$3.52	$3.42	$0.68	$0.71	$0.74	$4.10	$4.13	$4.16
BVPS Accretion / Dilution (%)						20%	21%	22%

Tangible Book Value Per Share	$2.17	$1.66	$0.68	$0.71	$0.74	$2.34	$2.37	$2.41
TBVPS Accretion / Dilution (%)						41%	43%	45%

($ in thousands)

Illustrative pro forma adjustments assume an effective annual tax rate of 28.0%, per National management. Illustrative pro forma adjustments only represent the balance sheet carry and do not account for fees and commissions around the holdings to the brokers (which would have a subsequent trickle-down effect on National’s profit and loss sheet).

Illustrative data does not account for selling expenses, hedging costs or potential market discount.

As described further in the section entitled “— Background of the Offer and the Merger”, the Special Committee considered the value of the Palantir Fees further on January 7, 2021. The Special Committee determined that the Palantir Fees were more likely to generate $0.52 of additional value on a per-Share basis, which was based on (i) a three-day volume weighted average price of Palantir as of January 7, 2021 of $24.37; (ii) an assumed 15% illiquidity discount for the Palantir shares (reflecting the possibility that National may not be able to sell the Palantir shares at the then-current market price); (iii) the number of Palantir shares in the amount of 485,088 based on information provided by management and (iv) National’s 28.0% effective annual tax rate. The Special Committee approved the foregoing analysis, which was subsequently updated with the three-day volume weighted average price of Palantir of $24.63 as of January 8, 2021, which resulted in $0.53 additional value on a per-Share basis, and included in the materials KBW presented on January 10, 2021 (the “Final Palantir Data”). The Final Palantir Data is presented in the table below.

Illustrative Pro-Forma Adjustments from Palantir (NYSE: PLTR) Carried Interest Proceeds

PLTR 3-Day VWAP (as of January 8, 2021)	$24.63
Number of Shares(1)	485,088
Illustrative Pre-Tax Value (in millions)	$11.9

Pre-Tax Value Adj. for 15% Illustrative Illiquidity Discount (in millions)	$10.2
Illustrative Post-Tax Value (in millions)(2)	$7.3

Illustrative Pro Forma Adjustments / Share(3)	$0.53

Source: S&P Capital IQ, Company management

Note: Illustrative data does not account for potential selling expenses, hedging costs, market discount or fees and commissions. KBW expressed no view as to what the actual revenue and profit impact of the Palantir liquidity event would be.

(1)	Number of shares based on management’s carry shares matrix at the 3-day VWAP as of 1/8/2021.
(2)	Assumes effective annual tax rate of 28%, per Company management
(3)	Calculated based on 13,765,304 shares outstanding, per Company management.

The June 4 Management Projections, the June 17 Management Projections, the June 18 Management Projections, the Initial Special Committee Case and the Updated Special Committee Case (together, the “Projections”) and the January 5 Illustrative Palantir Data and the Final Palantir Data (together, the “Palantir Data”), while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond National’s control.

Because the Projections cover multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments all of which are difficult or impossible to predict accurately and many of which are beyond National’s control. The Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which National operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled “Forward-Looking Statements” In addition, the Projections may be affected by National’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, the Projections may not be realized, and actual results may vary materially from those contained in the Projections.

The Palantir Data is subject to: (i) a number of assumptions (including the trading price of Palantir) which necessarily involve judgments all of which are difficult or impossible to predict accurately and many of which are beyond National’s control; (ii) certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed; and (iii) a number of uncertainties including with respect to potential selling expenses, the costs and terms of potential hedging transactions, market discounts and fees or commissions. National has no control over the decisions made by Palantir that may impact its stock price or the trading price of Palantir’s stock, which is dependent on, among other things, future economic, competitive and regulatory conditions and financial market conditions.

The inclusion of the Projections and the Palantir Data (including selected elements of the Projections and the Palantir Data) in this Schedule 14D-9 should not be regarded as an indication that National or any of its affiliates, advisors or representatives considered or consider the Projections and the Palantir Data to be necessarily predictive of actual future events, and the Projections and Palantir Data should not be relied upon as such. None of National, BRF or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections and the Palantir Data, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections and the Palantir Data to reflect circumstances existing after the dates on which the Projections and the Palantir Data were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections or the Palantir Data are shown to be in error. National does not intend to make publicly available any update or other revision to the Projections and the Palantir Data, and none of the Projections or the Palantir Data have been updated since their respective dates of preparation to reflect subsequent developments or events that could impact National or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of National, BRF or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of National compared to the information contained in the Projections or the Palantir Data or that the Projections or the Palantir Data will be achieved or that any intervening event, development, change or result since the date of preparation of the Projections or the Palantir Data has not rendered the Projections or the Palantir Data unreliable or no longer current. National made no representation to BRF, in the Merger Agreement or otherwise, concerning the Projections or the Palantir Data.

The Projections and the Palantir Data were developed under the assumption of National’s continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement or reflect any effects of the transactions contemplated by the Merger Agreement or the effect of the failure of the Transactions to be consummated. The Projections and the Palantir Data were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Certain of the Projections and the Palantir Data may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by National may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. Neither National’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or the Palantir Data or expressed any opinion or any other form of assurance related thereto. The Projections and the Palantir Data presented in this Schedule 14D-9 are included solely to give National stockholders access to certain long-range financial projections and data that were used by the Special Committee and KBW.

In light of the foregoing factors and the uncertainties inherent in the Projections and the Palantir Data, National’s stockholders are cautioned not to place undue, if any, reliance on the Projections and the Palantir Data.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Special Committee of the Board of Directors of National has retained KBW to act as its financial advisor in connection with the Offer. Pursuant to the KBW engagement agreement, National agreed to pay KBW an aggregate cash fee of $600,000, $350,000 of which became payable in connection with the signing of the engagement agreement and on specified dates during the course of the engagement and $250,000 of which became payable to KBW with the rendering of KBW’s opinion. National also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith.

Additional information pertaining to the retention of KBW in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of National RSUs and National PSUs and issuances by National with respect thereto, and the grant of National Options, National RSUs and National PSUs in the ordinary course, no transactions with respect to Shares have been effected by National or, to the knowledge of National after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9 other than the following: (i) the sale of 7,247 Shares on January 4, 2021 by William Groeneveld, (ii) the sale of 2,500 Shares on December 31, 2020 and 2,000 Shares on January 6, 2021 by David C. Levine and (iii) the sale of 3,000 Shares on December 31, 2020 by Debbie Walsh.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, National is not undertaking or engaged in any negotiations in response to the Offer that relate to:

●	a tender offer or other acquisition of National’s securities by National or any other person;

●	any extraordinary transaction, such as a merger, reorganization or liquidation, involving National;

●	any purchase, sale or transfer of a material amount of assets of National; or

●	any material change in the present dividend rate or policy or indebtedness or capitalization of National.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the National Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between National and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of National’s named executive officers may receive or has already received that is based on or that otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. Assuming that the Merger is consummated and National’s named executive officers are terminated in a qualifying termination of employment and are entitled to full benefits available under their amended and restated employment agreements, these individuals would receive approximately the amounts set forth in the tables below.

No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. Specifically, the table below assumes that (i) each named executive officer remains employed by National through the Effective Time and that the employment of each such National named executive officer will be terminated immediately following the Effective Time in a manner entitling the named executive officer to receive the severance benefits in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Amended and Restated Executive Employment Agreements”, (ii) no named executive officer receives any additional equity grants on or prior to the Effective Time, (iii) no named executive officer enters into new agreements with National or Parent, or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, and (iv) no payments are delayed due to Section 409A of the Code. The amounts shown in the tables do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Change-in-Control Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)	Total ($)
Michael A. Mullen	969,041	2,868,801	39,504	0	3,877,346
Glenn C. Worman	1,557,534	1,726,566	23,333	0	3,307,433
John C. DeSena	699,863	1,080,511	10,338	0	1,790,712

(1)	Amount shown represents lump-sum cash severance amounts that would be payable on a “double trigger” basis if the executive officer’s employment is terminated without cause or as a result of death or disability or the executive officer resigns for good reason following the Effective Time, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Amended and Restated Executive Employment Agreements” and includes severance components based on salary, target bonus, and prorated target bonus (assuming termination on February 27, 2021). Amounts shown are gross before any waivers with respect to parachute taxes under Section 4999 of the Internal Revenue Code of 1986, as amended.

(2)	Amounts shown represent the cash consideration payable in respect of the named executive officer’s National Options (to the extent unvested at the Effective Time), National RSUs and National PSUs as of the Effective Time (assuming the Closing occurs on February 25, 2021) as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Amended and Restated Executive Employment Agreements.”

The following table summarizes, as of January 26, 2021, the aggregate value of the National Options, National RSUs and National PSUs that are currently subject to vesting for each of National’s named executive officers, and that will be converted into the right to receive a cash payment, assuming continued employment through the Effective Time, and assuming the Effective Time occurs on February 25, 2021 and payment based upon the Offer Price. For Mr. Mullen, the following table omits the 78,125 RSUs that time vested January 3, 2021 and with respect to which shares would be scheduled to be issued at February 28, 2021.

Name	Aggregate Value of Options ($)	Aggregate Value of RSUs ($)	Aggregate Value of PSUs ($)	Total ($)
Michael A. Mullen	0	228,108	2,640,693	2,868,801
Glenn C. Worman	0	366,941	1,359,625	1,726,566
John C. DeSena	0	231,309	849,202	1,080,511

(3)	Amount shown represents the estimated value of National provided continuation health coverage (commonly referred to as COBRA) that would be payable on a “double trigger” basis if the executive officer’s employment is terminated without cause or as a result of death or disability or the executive officer resigns for good reason following the Effective Time, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Amended and Restated Executive Employment Agreements.” The estimated amounts shown in this column are based on the benefit levels in effect on January 26, 2021, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Therefore, if benefit levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column.

Schedule 13E-3

National will, jointly with Purchaser and Parent, file with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Offer and the Merger, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

Stockholder Approval Not Required

The National Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, National does not anticipate seeking the approval of National’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates collectively own at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, National, Parent and Purchaser intend to effect the Merger without a vote of the stockholders of National in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

National is incorporated under the laws of the State of Delaware. In general, Section 203 prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

●	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

●	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

●	the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

On November 14, 2018, pursuant to the Standstill Agreement, National waived the applicability of Section 203 with respect to the ownership of shares acquired by Parent and its affiliates. In addition, in accordance with the provisions of Section 203, the National Board has approved the Merger Agreement and the Transactions, including the Offer, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Transactions, including the Offer and the Merger.

Other States

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Appraisal Rights

No appraisal rights are available to stockholders of National in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly exercise and perfect a demand for appraisal and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that National will take no action to perfect any appraisal rights of any stockholder.

The “fair value” of the Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and National may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX C. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR EXERCISING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares under Section 262 of the DGCL must, in addition to the other requirements set forth in Section 262 of the DGCL, do ALL of the following:

●	the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to National at the address indicated below a written demand for appraisal of their Shares, which demand must reasonably inform National of the identity of the stockholder and that the stockholder is demanding appraisal;

●	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

●	the stockholder must continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who tenders Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the records of National (whether the Shares are registered in book entry or represented by physical stock certificate(s)). The demand must reasonably inform National of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all owners of record. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, such agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as a nominee for several beneficial owners, some or all of whom desire to demand appraisal, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR OTHER NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

National Holdings Corporation

4000 Route 66, Suite 331

Tinton Falls, New Jersey 07753

Attn: Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of National’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to National in accordance with Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all holders who did not tender in the Offer and demanded appraisal. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so and holders of Shares should not assume that the Surviving Corporation will file such petition or that it will initiate any negotiations with respect to the fair value of the Shares. If a petition for appraisal is not timely filed, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares.

Accordingly, it is the obligation of the stockholders who desire to have their Shares appraised to initiate all necessary action for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail the statement described in this paragraph to the stockholder within the later of ten (10) days of receipt of the request by the Surviving Corporation or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all dissenting stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who are entitled to the appraisal of their Shares. The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Accordingly, stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the Surviving Corporation and who has submitted such stockholder’s stock certificates to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be the “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. In determining the fair value of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the sum of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to the demand for any purpose or be entitled to receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, forfeits, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of National’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by National’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING AND PERFECTING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of National, please see National’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, filed with the SEC on December 29, 2020.

Regulatory Approvals

National has submitted a materiality consultation to FINRA in connection with the Offer and the Merger under FINRA Rule 1017. Parent and National are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer. Parent and National have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law to obtain all necessary actions, waivers, registrations, permits, authorizations, orders, consents and approvals by any governmental entity, and make all necessary registrations and filings and take all steps as may be reasonably necessary to obtain an approval or waiver form, or to avoid an action or proceeding by, any government entity, in order to consummate the Transactions as promptly as practicable.

Rule 13e-3

Because Parent is an affiliate of National, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning National and certain information relating to the fairness of the Offer, the Merger and the consideration offered to National’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the Tender Offer Statement filed under cover of Schedule TO by Parent and Purchaser, and the Rule 13e-3 Transaction Statement jointly filed by National, Parent and Purchaser (including the exhibits thereto).

Forward-Looking Statements

Any statements in this document regarding the proposed transaction between Parent and National, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for the combined company and any other statements about National management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all; risks as to the percentage of National’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer or other proposed transactions on National’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer or other proposed transactions may disrupt National’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from National’s ongoing business operations; the outcome of any legal proceedings that may be instituted against National related to the Merger Agreement, the Offer or the other proposed transactions; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; risks associated with competition, and other commercial and other risk factors discussed in the “Risk Factors” section of National’s Annual Report on Form 10-K for the period ended September 30, 2020 filed with the SEC on December 29, 2020. Any forward-looking statements contained in this document speak only as of the date hereof, and National specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 9. EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated January 27, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with Securities and Exchange Commission on January 27, 2021 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)*	Opinion of Keefe, Bruyette & Woods, Inc., dated January 10, 2021 (included as Annex B to this Schedule 14D-9).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Joint Press Release issued by the National, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(a)(7)	Your_National Twitter posting dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(8)	YourNational Facebook posting dated January 11, 2021 (incorporated by reference to Exhibit 99.2 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(9)	National Holdings Corporation LinkedIn posting dated January 11, 2021 (incorporated by reference to Exhibit 99.3 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(10)	National Securities Corporation LinkedIn posting dated January 11, 2021 (incorporated by reference to Exhibit 99.4 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(11)	Comment by Michael Mullen on B. Riley Financial LinkedIn posting dated January 11, 2021 (incorporated by reference to Exhibit 99.5 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(13)	National Holdings Corporation website posting dated January 11, 2021 (incorporated by reference to Exhibit 99.6 to National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of January 10, 2021, by and among Parent, National and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by National with the Securities and Exchange Commission on January 11, 2021).

(e)(2)	Termination Agreement, dated as of January 10, 2021, by and between Parent and National (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National with the Securities and Exchange Commission on January 11, 2021).

(e)(3)	Agreement, dated as of November 14, 2018, between National and Parent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National with the Securities and Exchange Commission on November 20, 2018).

(e)(4)†	2013 Omnibus Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to National’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 25, 2019)

(e)(5)†	Form of Stock Option Agreement under 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 (c) to National’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 21, 2018).

(e)(6)†	Form of Restricted Stock Unit Agreement under 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 (d) to National’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 21, 2018).

(e)(7)†	Nonqualified Stock Option and Dividend Equivalent Agreement, dated as of July 28, 2013, between National Holdings Corporation and Robert B. Fagenson (incorporated by reference to Exhibit 10.13 to National’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 29, 2014).

(e)(8)†	Employment Agreement, dated January 10, 2021, by and between National and Michael A. Mullen (incorporated by reference to Exhibit 10.2 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(e)(9)†	Employment Agreement, dated January 10, 2021, by and between National and Glenn C. Worman (incorporated by reference to Exhibit 10.2 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(e)(10)†	Employment Agreement, dated January 10, 2021, by and between National and John C. DeSena (incorporated by reference to Exhibit 10.2 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(e)(11)†	Nonqualified Inducement Stock Option Grant Notice, dated as of May 7, 2015, between National and Glenn C. Worman (incorporated by reference to Exhibit 10.2 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2015).

(e)(12)†	Stock Option Agreement, dated as of May 7, 2015, between National and Glenn C. Worman (incorporated by reference to Exhibit 10.3 to National’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2015).

(e)(13)*†	Employment Agreement, dated as of December 31, 2018, between National Securities Corporation and Jonathan Rich.

(e)(14)*	Stock Purchase Agreement, dated as of November 14, 2018, by and among Fortress Biotech, Inc., FBIO Acquisition, Inc. and NHC Holdings, LLC.

(e)(15)*	Letter Agreement, dated as of January 10, 2021, by and between B. Riley Financial, Inc. and Michael A. Mullen.

(e)(16)*	Placement Agent Agreement, dated as of April 1, 2019, by and between National Securities Corporation and Insight Wellness Fund, LLC.

(e)(17)*	Benefits Sharing Agreement, dated April 1, 2019, by and among Alternative Insight LLC, National Holdings Corporation, National Securities Corporation and Insight Wellness Fund, LLC.

(e)(18)*	Placement Agent Agreement, dated May 13, 2020, by and between National Securities Corporation and Insight Dharma, LLC.

*	Filed herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Michael A. Mullen
Chief Executive Officer (Principal Executive Officer)

Annex A

Business and Background of the Company’s Directors and Executive Officers

Directors

Michael A. Mullen has served as Chief Executive Officer of National since January 31, 2017 and Chairman of the National Board since June 2018. He has been a member of the National Board since June 2018 and previously served as National’s Co-Chief Executive Officer from January 3, 2017 to January 31, 2017. He has also served as Chairman of the board of directors of National Securities Corporation, National Asset Management, Inc., National Insurance Corporation, and National Tax and Financial Services, Inc. since January 2017 and as Chairman of the board of directors of Winslow, Evans & Crocker, Inc. since December 2019. He has served as the Chief Executive Officer of National Insurance Corporation and National Tax and Financial Services, Inc. since January 2017, as the Chief Executive Officer of National Securities Corporation since December 2018 and as the Chief Executive Officer of Winslow, Evans & Crocker, Inc. since December 2019.

Barbara Creagh has served as a member of the National Board since February 2019. Ms. Creagh has also served as Chief Talent Officer at Greenwich Associates, a leading provider of data, analytics and insights to the financial services industry, since January 2012.

Jeff Gary has served as a member of the National Board since February 2019. He currently serves on the board of directors of Fusion Acquisition Corporation and has served as its Chief Financial Officer since June 2020. He also currently serves on the board of directors of Fusion II Acquisition Corporation and has served as its Chief Financial Officer since January 2021. In addition, Mr. Gary has served on the board of directors for the Arca U.S. Treasury fund, an SEC registered fund, and on its Audit Committee since November 2020. He also served on the board of directors for the Axonic Alternative Income Fund and was the Chairman of its Valuation Committee and a member of its Audit Committee until April 2020. Before retiring in 2018, Mr. Gary joined Avenue Capital Group in 2012 as a Senior Portfolio Manager responsible for managing mutual funds and CLO accounts.

Daniel Hume has served as a member of the National Board since September 2016. He also serves on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the National Board. Mr. Hume is currently a managing partner at Kirby McInerney LLP, and has served in this capacity since 2012. Mr. Hume joined Kirby McInerney LLP in 1995. Mr. Hume also serves on the board of directors at TG Therapeutics, Inc. (NASDAQ: TGTX) and previously served on the board of directors at Stemline Therapeutics, Inc.

Robert B. Fagenson has served as a member of the National Board since March 2012 and has served as Vice Chairman of the National Board since September 2016. Mr. Fagenson served as Co-Chief Executive Officer of National from January 3, 2017 to January 31, 2017, as Chief Executive Officer of National and Chairman of the National Board from December 2014 to September 2016, and as Executive Vice-Chairman of the National Board from July 2012 to December 2014. Mr. Fagenson has been a Branch Owner at National Securities Corporation, an operating company of National, since 2012, and President of Fagenson & Co., Inc., a family investment company, since 1982. Mr. Fagenson has served as Director of the New York City Police Museum since 2005, and as Director of the Federal Law Enforcement Officers Association Foundation since 2009. He has also served on the board of directors of Sigma Alpha Mu Foundation since 2011 and on the board of directors of New York Edge since 2015. In addition, Mr. Fagenson served as the Non-Executive Chairman of Document Security Systems, Inc. from 2012 to 2018 (NYSEMKT: DSS). He is currently a member of the alumni boards of the Whitman School of Business at Syracuse University.

Michael E. Singer has served as a member of the National Board since May 2017 and as Executive Vice Chairman of the National Board since June 2018. He also serves as Head of Strategy for National. Prior to joining National in June 2018, he served as Chief Executive Officer and President of Ramius, LLC, an alternative investment advisory platform, from 2012 to 2017. At Ramius, LLC, Mr. Singer directed strategy and execution of the firm's business plan. In addition, Mr. Singer served as the Chairman of the board of directors of FC Global Realty Inc. (OTCMKTS: FCRE) from July to October 2018.

Annex A-1

Executive Officers

Glenn C. Worman has served as President since July 2018 and Chief Financial Officer since October 2016. He served as Chief Operating Officer from October 2015 to July 2018 and Director of Finance from May 2015 to September 2016. In addition, he has served on the board of directors of many of National’s operating companies: he has served on the board of directors of National Asset Management, Inc., National Insurance Corporation and National Tax and Financial Services, Inc. since October 2016, on the board of directors of Winslow, Evans & Crocker, Inc. since December 2019 and on the board of directors of National Securities Corporation since January 2020. He also served on the board of directors of vFinance Corporation from October 2016 to February 2018. Prior to joining National, Mr. Worman held various senior financial positions at ICAP plc, Deutsche Bank, Morgan Stanley and Merrill Lynch.

John C. DeSena has served as Chief Operating Officer since July 2018 and Corporate Secretary since February 2019. He also served as our Head of Financial Planning & Analysis from January 2016 to July 2018. Mr. DeSena has served on the board of directors of National Insurance Corporation, one of National’s operating companies, since December 2017, and on the board of directors of each of National Securities Corporation, Winslow, Evans & Crocker, Inc., National Tax and Financial Services, Inc. and National Asset Management, Inc., each an operating company of National, since January 2020. Prior to joining National, Mr. DeSena worked at Deutsche Bank from April 2010 to January 2016, where he served as the Chief Operating Officer and Head of Operational Excellence for Group Technology & Operations Americas and the Head of Americas Finance Infrastructure.

Henry E. Kaplan has served as Executive Vice President, Head of Products and Services of National since July 2018. Prior to joining National, Mr. Kaplan worked at Morgan Stanley as a Managing Director from January 2016 through June 2017.

William Groeneveld has served as Executive Vice President, Chief Risk Officer of National since 2017, and as Head Trader of National since 2012. He also served as the President and Chief Executive Officer of vFinance Investments, Inc. from 2008 through 2018.

Jonathan C. Rich has served as Executive Vice President, Head of Investment Banking of National since 2008 and as the Head of Investment Banking of Nasional Securities Corporation since 2008.

David C. Levine has served as Executive Vice President, Chief Sales and Relationship Management since October 1, 2019. Prior to serving in this role, Mr. Levine served as Executive Vice President, National Sales Manager of National from September 1, 2018 through September 30, 2019, and as Executive Vice President, National Sales Manager & Head of Business Development from February 1, 2018 through August 31, 2018. Mr. Levine previously served as the President and Chief Executive Officer of National Securities Corporation and National Asset Management from July 1, 2016 through January 31, 2018 and as National Sales Manager of National Securities Corporation and affiliated entities from October 1, 2016 through June 30, 2016.

Thomas Kowalczyk has served as Executive Vice President, Head of Platform of National Securities Corporation and as the Chief Executive Officer of National Asset Management, Inc. since July 2018. Previously he served as the President of National Asset Management, Inc. from February 2018 through July 2018 and as the Senior Vice President of National Asset Management, Inc. from July 2017 through February 2018. Prior to joining National, Mr. Kowalczyk served as Senior Vice President, Advisory Services at Williams Financial Group from March 2014 through July 2017.

Debbie Walsh has served as Executive Vice President, Head of Human Resources of National since January 1, 2020. Ms. Walsh previously served as Managing Director, Human Resources of National Securities Corporation from July 20, 2017 through December 31, 2019, and as Director, Human Resources of National Securities Corporation from January 1, 2013 through July 19, 2017.

Annex A-2

Annex B

Opinion of Keefe, Bruyette & Woods, Inc.

January 10, 2021

Special Committee of the Board of Directors

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, NY 10281

Special Committee (the “Committee”) of the Board of Directors (the “Board”) of National Holdings Corporation:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”), as investment bankers, as to the fairness, from a financial point of view, to the common stockholders of National Holdings Corporation (“National”), other than the Excluded Holders (as defined below), of the Consideration (as defined below) in the proposed tender offer by B. Riley Principal Merger Corp. III (“Merger Sub”), a wholly-owned subsidiary of B. Riley Financial, Inc. (“B. Riley”), to purchase any and all of the shares of common stock, par value $0.02 per share, of National (“National Common Stock”) issued and outstanding not owned by B. Riley and its Subsidiaries (as defined in the Agreement) (such tender offer, the “Tender Offer”) and the subsequent merger of Merger Sub with and into National (the “Merger” and, together with the Tender Offer, the “Transaction”), as further described in the Agreement and Plan of Merger to be entered into by and among B. Riley, Merger Sub and National (the “Agreement”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, (i) Merger Sub shall, and B. Riley shall cause Merger Sub to, commence the Tender Offer at an offer price per share of National Common Stock equal to $3.25 in cash (the “Consideration”) paid to the holder of each tendered and accepted share of National Common Stock, and (ii) following the consummation of the Tender Offer, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of B. Riley, Merger Sub, National or any other Person (as defined in the Agreement), each share of National Common Stock outstanding immediately prior to the Effective Time that is not owned by B. Riley or its Subsidiaries, except as otherwise provided in the Agreement in connection with any Dissenting Shares (as defined in the Agreement) or otherwise, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully described in the Agreement.

Concurrently with the execution of the Agreement, certain members of National management will have entered into new employment agreements with National (collectively, the “Employment Agreements”), which Employment Agreements are conditioned upon the closing of the Merger. Such members of National management, B. Riley, Merger Sub and their respective affiliates are referred to herein as the “Excluded Holders.”

KBW has acted as financial advisor to the Special Committee and not as an advisor to or agent of any other person. As part of our investment banking business, we are regularly engaged in the valuation of securities of broker dealer companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of our and their broker-dealer businesses, we and our affiliates may from time to time purchase securities from, and sell securities to, National and B. Riley. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of National and B. Riley for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the Special Committee in rendering this opinion and will receive a fee from National for our services. A portion of our fee is payable upon the rendering of this opinion, and no portion of our fee is contingent upon the successful completion of the Tender Offer. In addition, National has agreed to indemnify us for certain liabilities arising out of our engagement.

Annex B-1

Special Committee of the Board of Directors of National Holdings Corporation

January 10, 2021

Other than in connection with this present engagement, in the past two years KBW has not provided investment banking and financial advisory services to National for which compensation was received. In the past two years, KBW has not provided investment banking and financial advisory services to B. Riley. We may in the future provide investment banking and financial advisory services to National or B. Riley and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of National and bearing upon the Transaction, including among other things, the following: (i) a draft of the Agreement dated January 10, 2021 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended September 30, 2020 of National; (iii) certain regulatory filings of National and its subsidiaries;

(iv) certain other interim reports and other communications of National to its stockholders; and (v) other financial information concerning the businesses and operations of National that was furnished to us by National or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of National; (ii) the assets and liabilities of National; (iii) the nature and terms of certain other merger transactions and business combinations in the broker dealer industry; (iv) a comparison of certain financial information for National with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of National that were prepared at the direction of the Committee and used and relied upon by us at the direction of the Committee; and (vi) information regarding the one-time liquidity event for the securities position held by National’s Private Shares business in Palantir Technologies Inc. (“Palantir”) (which event is expected to occur in February or March 2021) that was provided to us by National management and that was used and relied upon by us at the direction of such management and the Committee. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the broker dealer industry generally. We have also participated in discussions that were held with the management of National regarding the past and current business operations, regulatory relations, financial condition and future prospects of Nationaland such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or otherwise used and relied upon by us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the Committee as to the reasonableness and achievability of the financial and operating forecasts and projections of National referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of the Committee.

Annex B-2

Special Committee of the Board of Directors of National Holdings Corporation

January 10, 2021

It is understood that the foregoing financial information used and relied upon by us were not prepared with the expectation of public disclosure, that such information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the Committee and with the consent of the Committee, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have a limited adverse impact on National. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We have also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of National since the date of the last financial statements that were made available to us and that we were directed to use. With respect to the one-time liquidity event for the securities position held by National’s Private Shares business in Palantir, we have relied, with the consent of the Committee, solely on recent trading prices of Palantir common stock (discounted for illiquidity) for purposes of our analyses. We express no view as to what the actual revenue and profit impact of such liquidity event will be. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of National, nor did we evaluate the solvency, financial capability or fair value of National, B. Riley or Merger Sub under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us referred to above) and as otherwise described to us by representatives of National, with no adjustments to the Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction and that all conditions to the completion of the Transaction and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of National or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with all applicable federal and state statutes, rules and regulations. We have further been advised by National that National has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to National, Merger Sub, B. Riley, the Transaction and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

Annex B-3

Special Committee of the Board of Directors of National Holdings Corporation

January 10, 2021

This opinion addresses only the fairness, as of the date hereof, of the Consideration in the Transaction, from a financial point of view, to the holders of National Common Stock (other than the Excluded Holders), without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders (including any concurrent ownership of shares of B. Riley common stock in the case of certain holders of National Common Stock (whom we have assumed are not affiliates of any Excluded Holders)). We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the contemplated delisting of National Common Stock from Nasdaq and the termination or suspension of all reporting obligations of National with the SEC), including without limitation, the form or structure of the Transaction or any such related transaction, the treatment of publicly traded warrants to purchase National Common Stock or any other securities of National in the Merger, the terms of the Employment Agreements and the treatment of the members of National management party thereto, any consequences of the Transaction or any such related transaction to National, its stockholders, other security holders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respec t to, (i) the underlying business decision of National to enter into the Agreement or engage in the transactions contemplated thereby, (ii) the relative merits of the Transaction or any related transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by National, the Committee or the Board, (iii) the fairness of the amount or nature of the compensation to any of National’s officers, directors or employees, or any class of such persons, relative to the compensation to be paid to the holders of National Common Stock (other than the Excluded Holders), (iv) the effect of the Transaction or any related transaction on, or the fairness of any consideration to be received by, holders of any class of securities of National (except for the holders of National Common Stock (other than the Excluded Holders) solely with respect to the fairness of the Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities) or any other party to any transaction contemplated by the Agreement, (v) whether Merger Sub has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Consideration at the consummation of the Transaction, (vi) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (vii) any legal, regulatory, accounting, tax or similar matters relating to National, Merger Sub, B. Riley, their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction.

This opinion is for the information of, and is directed to, the Committee in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Committee or the Board as to how it should vote or act on the Transaction or any related transaction, or to any holder of National Common Stock as to whether such holder should tender shares of National Common Stock in the Tender Offer or how to otherwise act in connection with the Transaction, any related transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transaction.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Annex B-4

Special Committee of the Board of Directors of National Holdings Corporation

January 10, 2021

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration in the Transaction is fair, from a financial point of view, to the holders of National Common Stock (other than the Excluded Holders).

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

Annex B-5

Annex C

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

Annex C-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

Annex C-2

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

Annex C-3

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C-4